SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                              _______________

                                FORM 10-SB

                GENERAL FORM FOR REGISTRATION OF SECURITIES
                         OF SMALL BUSINESS ISSUERS
  Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934


                        EPIC RESEARCH COMPANY, INC.
              (Name of Small Business Issuer in its charter)

          New Hampshire                  71-0955093
 (State or other jurisdiction of      (I.R.S. Employer
  incorporation or organization)    Identification No.)

         72 Tirrell Hill Road
      Bedford, New Hampshire               03110
 (Address of principal executive         (Zip Code)
             offices)

      Issuer's telephone number, including area code: (603) 666-0206


     Securities registered pursuant to Section 12(b) of the Act: None


        Securities registered pursuant to Section 12(g) of the Act:
                        Common Stock, no par value

                                  PART I

Item 1. Description of Business.

Epic Research Company, Inc. (the "Company) was incorporated under the laws of the State of New Hampshire on June 10, 2003. From that date through the date of this Form 10-SB, the Company had no material assets, did not conduct any business, and was a wholly-owned subsidiary of Micro Interconnect Technology, Inc. ("MITR"). On the date of this Form 10-SB, all of MITR's assets and operations are being transferred to the Company in exchange for the Company's assumption of, and indemnification of MITR from, all of MITR's liabilities and obligations (the "Transfer") pursuant to the Asset Transfer and Assumption of Liabilities Agreement filed as
Exhibit 8 to this Form 10-SB (the "Transfer Agreement"). Following the Transfer, all of the shares of Epic's common stock, no par value ("Epic Common Stock") held by MITR are being distributed to a trust, which will distribute the Epic Common Stock shares to the holders of MITR's common stock upon the effectiveness of this Form 10-SB (the "Distribution"). As a result of the Transfer and the Distribution, Epic will operate independently from MITR and as a successor to MITR's business and operations. Throughout this Form 10-SB, descriptions of MITR's historical business, operations, finances, assets and liabilities will be used to provide informational background about the Company's business and operations following the Transfer and Distribution. Historical references to the Company's business and operations are, therefore, references to the business and operations of MITR as transferred to the Company.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS DISCUSSED IN THIS REGISTRATION STATEMENT ON FORM 10-SB ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, INCLUDING THE TIMELY DEVELOPMENT, INTRODUCTION AND ACCEPTANCE OF NEW PRODUCTS, DEPENDENCE ON OTHERS, THE IMPACT OF COMPETITIVE PRODUCTS, PATENT ISSUES, CHANGING MARKET CONDITIONS AND THE OTHER RISKS DETAILED THROUGHOUT THIS FORM 10-SB. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED. THESE FORWARD-LOOKING STATEMENTS REPRESENT THE COMPANY'S JUDGMENT AS OF THE DATE OF THE FILING OF THIS FORM 10-SB. THE COMPANY DISCLAIMS, HOWEVER, ANY INTENT OR OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS.

Since 1998 MITR was, and as of the Transfer the Company will be, considered a development stage company that has begun active product development operations. The Company owns exclusive licenses to use innovative technology intended to improve the process and reduce the cost of producing printed circuit boards by eliminating several steps in the production process and by reducing both required materials and the use of costly hazardous chemicals. The Company believes that its technology will permit production of higher resolution interconnects which could be used to make electronics less expensive, smaller and faster. The Company intends to use the licensed technology as well as other proprietary technology to develop direct electronic imaging, plating and etching workstations for high density interconnects and a prototype production facility to manufacture printed circuit boards. The prototype production facility will be used both to refine the products the Company is developing and to demonstrate the Company's technology while manufacturing printed circuit boards for third parties to generate profits which can be used to finance additional product research and development. If the Company can successfully develop its technology into commercial viable processes and products, it will license its technology and sell its products to other manufacturers in the printed circuit board industry.

The Company has substantially completed its initial prototype facility. Management believes that the manual prototype system must have some refinement, basic automation and enhanced quality control to enable the commercial application of this technology.

The Company has made substantial progress in development of its direct electronic imaging workstation, but has not yet determined when the direct electronic workstation or any of the other workstations will be ready for commercial release or production. There can be no assurance that the Company will be successful in developing workstations or processes superior to those presently available from the Company's present competitors. The risk of failure is high, because the Company may find it more difficult than anticipated to reduce the basic concepts of the proprietary technology to industrial production.

The Company is competing in an industry with annual sales estimated to exceed $36 billion annually. Many of the Company's current and potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than the Company. The market for which the Company's products are being developed is intensely competitive and subject to rapid technological change. Competitors may develop superior products or products of similar quality for sale at lower prices. Moreover, there can be no assurance that the Company's processes will not be rendered obsolete by changing technology or new industry standards, or that competitive pressures faced by the Company will not materially adversely affect its business, operating results and financial condition. Many of the Company's competitors have the financial resources necessary to enable them to withstand substantial price and product competition, which is expected to increase. They can be expected to implement extensive advertising and promotional programs, both generally and in response to efforts by other competitors, to enter into existing markets or introduce new products. The industry is also characterized by frequent introductions of new products. The Company's ability to compete successfully will be largely dependent on its ability to anticipate and respond to various competitive factors affecting the industry. These include new products which may be introduced, changes in customer preferences, demographic trends, pricing strategies by competitors and consolidation in the industry where smaller companies with leading edge technologies may be acquired by larger companies. This, together with the limited capital available to the Company's marketing effort, creates a significant competitive disadvantage to the Company. If the Company is not able to compete successfully, regardless of the development of its products, it will not succeed.

There are multiple available sources of the materials the Company is incorporating into its products and the prototype production facilities. The Company does not believe that it will be dependent upon a few suppliers. There are also many potential customers for the Company's intended products. Until the Company has completed development of commercial products, it is not possible to predict whether the Company will become dependent upon one or a few major customers. The Company intends to establish a broad customer base.

Certain of the Company's technology for developing its workstations and processes for the production of high resolution electronic interconnects will be protected by patents, issued and pending, exclusively licensed by the Company. The Company intends to enforce its licensed patents aggressively and will continue to seek patent protection for innovations for which the Company's management, after consultation with patent counsel, believes patent protection is available and advisable. However, there can be no assurance that such protection will be available or advisable in any particular instance, and there can be no guarantee that future products will be patent protected or that a competitor will not find a means of circumventing any patents that are awarded. There is no guarantee that the Company will have the financial resources necessary to protect its rights adequately. The unavailability of such protection or the inability to adequately enforce such rights could materially adversely affect the Company's business and operating results. In addition, the Company operates in a competitive environment in which it would not be unlikely for a third party to claim, frivolously or otherwise, that certain of the Company's products may infringe the patents or rights of such third parties. Even the defense of any litigation arising from any such claims may have adverse consequences to the Company. If any such infringements exist or arise in the future, the Company may be exposed to liability for damages and may be required to obtain licenses relating to technology incorporated into the Company's products. The Company's inability to obtain such licenses on acceptable terms or the occurrence of related litigation could materially adversely affect the Company's operation.

The Company's products are subject to numerous governmental regulations designed to protect the health and safety of operators of manufacturing equipment and the environment. In addition, numerous domestic semiconductor manufacturers, including certain of the Company's potential customers, have subscribed to voluntary health and safety standards and decline to purchase equipment not meeting such standards. The Company believes that its products will comply with all applicable material governmental health and safety regulations and standards and with the voluntary industry standards currently in effect. However, because the future scope of these and other regulations and standards cannot be predicted, there can be no assurance that the Company will be able to comply with any future regulation or industry standard. Non-compliance could result in governmental restrictions on sales and/or reductions in customer acceptance of the Company's products. Compliance may also require significant product modifications, potentially resulting in increased costs and impaired product performance. Because the Company's products are being designed to reduce the use of expensive and hazardous chemicals in the production of high resolution interconnects and printed circuit boards, the Company believes that government environmental and work regulations will eventually work to the Company's competitive advantage.

Between MITR's inception in February 1998 and September 30, 2003, MITR had incurred research and development expenditures in the amount of $641,864. Since the Company's products are still under development and the Company presently has no customers, the research and development costs will be borne directly by the Company.

In 2002, MITR employed two full time employees and utilized the services of three independent contractors. MITR did not employ any employees in 2003. Following the Transfer and the Distribution, the Company anticipates hiring two employees on either a part time or full time basis.

Item 2. Management's Discussion and Analysis or Plan of Operation.

The Company continues to make progress in development of its direct electronic imaging workstation, but has not yet determined when the direct electronic workstation or any of the other workstations will be ready for commercial release or production. There can be no assurance that the Company will be successful in developing the workstations or processes superior to those presently available from the Company's competitors. The risk of failure is high, because the Company is finding it more difficult than anticipated to reduce the basic concepts of the proprietary technology to industrial production.

Results of Operations Through Third Quarter 2003

In 2003, sales of MITR's prototype printed circuit boards decreased significantly over the previous year, resulting in virtually no source of cash for MITR and the Company. These sales provided MITR and the Company with insight and feedback from customers regarding the Company's technology and the quality of its printed circuit board products.

Through September 30, 2003, MITR recognized very meager revenues, yet incurred decreasing research and development expenses, resulting in a net loss from operations. Due to limited revenues, the Company continues to consume cash for research and development activities, despite management's cost-savings and cash conservation efforts. In an effort to further conserve cash resources, management deferred a significant portion of its salary, as reflected in the footnotes to the financial statements and the statement of cash flows. Notwithstanding these efforts, the result of the Company's research activities thus significantly reduced cash balances and liquidity.

Moreover, continued efforts will be necessary to advance the Company's technology to the next level, which involves automation of two or more critical processes in the printed circuit board manufacturing process. Management believes that these efforts are necessary for the commercial exploitation of the Company's technology. Such efforts will therefore require additional capital resources to accomplish these goals. To that end, management has taken the following steps. First, MITR's president and founder advanced a total of $36,000 in the form of subordinated loans between December 2002 and September 2003. Second, MITR retained a financial advisor to assist in raising additional capital, which efforts have resulted in the Transfer and Distribution.

Results of Operations in 2002

MITR continued the development of its printed circuit board technology in 2002. As of the end of fiscal 2002, MITR had substantially completed its initial prototype facility for a manual production process for fabrication of single and double-sided printed circuit boards. The Company's management believes that this manual process, with the addition of some basic automation, may provide significant manufacturing cost savings over existing commercial manufacturing processes and equipment. To complete the manual prototype process, MITR spent approximately 75% of its net loss on research and development activities. The Company's management believes that the manual prototype system must have some refinement, basic automation and enhanced quality control to enable the commercial application of this technology. The technology may then be cost competitive with existing printed circuit board manufacturing equipment due to the technology's likely commercial sales price, projected labor savings, and a reduction of environmental waste created during the manufacturing process. However, basic automation for commercial development, manufacture and sales of the Company's technology will require additional capital investment.

In 2002, sales of MITR's prototype printed circuit boards decreased from
the previous year, resulting in almost no source of cash for MITR.   These
sales, however, provided MITR with insight and feedback from customers regarding the technology and the quality of its printed circuit board products. The Company is reworking its website to be more in line with the Company's anticipated business.

Liquidity & Capital Resources

As reflected in the accompanying financial statements, MITR was, and the Company is, characterized as a development stage company. In 2002, MITR recognized meager revenues and incurred significant research and development expenses which resulted in a significant net loss from operations. Due to limited revenues, the Company's research and development activities will continue to consume its cash, despite management's cost-savings and cash conservation efforts. In an effort to further conserve cash resources, MITR's management deferred a significant portion of its salaries, as reflected in the footnotes to the financial statements and the statement of cash flows. Notwithstanding these efforts, the result of MITR's research activities essentially eliminated cash balances and liquidity in 2002. Moreover, continued efforts will be necessary to advance the Company's technology to the next level, which involves a more complete automation of two or more critical steps in the printed circuit board manufacturing process. Management believes that these efforts are necessary for the commercial exploitation of the Company's technology. Such efforts will require additional capital resources to accomplish these goals. To that end, management has taken the following steps. First, MITR's president and founder advanced $100,000 in the form of subordinated loans to MITR during 2001 and 2002. This officer also advanced an additional $8,000 to MITR in early 2003. Second, MITR retained a financial advisor to assist in raising additional capital, which efforts resulted in the Transfer and Distribution.

Management does not believe that inflation or changing prices have had any material effect on the Company's financial results.

The Company is competing in the sales of equipment to an industry with sales estimated to exceed $36 billion annually. The domestic part of the industry is suffering due to severe competition from firms in the Pacific Rim and China. Many of the Company's current and potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than the Company. The market for which the Company's products are being developed is intensely competitive and subject to rapid technological change.
Competitors may develop superior products or products of similar quality for sale at lower prices. Moreover, there can be no assurance that the Company's processes will not be rendered obsolete by changing technology or new industry standards, or that competitive pressure faced by the Company will not materially adversely affect its business, operating results and financial condition. Many of the Company's competitors have the financial resources necessary to enable them to withstand substantial price and product competition, which is expected to increase. They can be expected to implement extensive advertising and promotional programs, both generally and in response to effort by the Company or other competitors, to enter into existing markets or introduce new products. The industry is also characterized by frequent introductions of new products. The Company's ability to compete successfully will be largely dependent on its ability to anticipate and respond to various competitive factors affecting the industry. These include new products which may be introduced, changes in customer preferences, demographic trends, pricing strategies by competitors and consolidation in the industry where smaller companies with leading edge technologies may be acquired by larger companies. This, together with limited available capital to fund the Company's marketing effort, create a significant competitive disadvantage to the Company. If the Company is not able to compete successfully, regardless of the development of its products, it will not succeed.

Certain of the Company's technology for developing its workstations and processes for the production of high resolution electronic interconnects may be protected by patents, issued and pending, exclusively licensed by the Company. The Company intends to enforce its licensed patents aggressively and will continue to seek patent protection for innovation for which the Company's management, after consultation with patent counsel, believes patent protection is available and advisable. However, there can be no assurance that such protection will be available or advisable in any particular instance, and there can be no guarantee that future products will be patent protected or that a competitor will not find a means of circumventing any patents that are awarded. There is no guarantee that the Company will have the financial resources necessary to protect its rights adequately. The unavailability of such protection or the inability to adequately enforce such rights could materially adversely affect the Company's business and operating results. In addition, the Company operates in a competitive environment in which it would not be unlikely for a third party to claim, frivolously or otherwise, that certain of the Company's products may infringe the patents or rights of such third parties. Even the defense of any litigation arising from any such claims may have very adverse consequences to the Company. If any such infringements exist or arise in the future, the Company may be exposed to liability for damages and may be required to obtain licenses relating to technology incorporated into the Company's products. The Company's inability to obtain such licenses on acceptable terms or the occurrence of related litigation would materially adversely affect the Company's ability to continue operation.

The Company's products are subject to numerous governmental regulations designed to protect the health and safety of operators of manufacturing equipment and the environment. In addition, numerous domestic semiconductor manufacturers, including certain of the Company's potential customers, have subscribed to voluntary health and safety standards and decline to purchase equipment not meeting such standards. The Company believes that its products will comply with all applicable material governmental health and safety regulations and standards and with the voluntary industry standards currently in effect. Because the future scope of these and other regulations and standards cannot be predicted, there can be no assurance that the Company will be able to comply with any future regulation or industry standard. Non-compliance could result in governmental restrictions on sales and/or reductions in customer acceptance of the Company's products. Compliance may also require significant product modifications, potentially resulting in increased costs and impaired product performance. Because the Company's products are being designed to reduce the use of expensive and hazardous chemicals in the production of interconnects and printed circuit boards, the Company believes that government environmental and work regulations may eventually work to the Company's competitive advantage.

The Company hopes to license its technology and workstations to the larger printed circuit board manufacturers. The Company utilizes its process to make printed circuit boards for its customers. These printed circuit boards hopefully will demonstrate to the large board manufacturers the validity of the process, which may make them more receptive to using the process, which may be licensed to them. The equipment, including workstations and chemicals, hopefully, will be supplied by the Company if any such licenses are sold.

The statements contained in this report concerning the Company's goals, strategies and expectations for business and financial results are "forward-looking statements" based on current expectations. Such forward looking statements specifically include statements relating to the cost-competitiveness of the Company's products, the Company's ability to complete the development of its products with its available capital resources, the receipt of additional debt investment and ability to attract additional capital, and the Company's cash flow, revenue, earnings and profitability expectations. No assurances can be given that the results in any forward-looking statements will be achieved and actual results could differ materially. Among the factors that could materially impact results are the existence of known and unknown products competitive with the Company's products, slower than expected marketplace acceptance and purchases of the Company's products, continuation of the Company's management and the Company's inability to obtain additional financing. Please review the reports that the Company files with the Securities and Exchange Commission for additional information concerning factors that could affect the Company's business.

Item 3. Description of Property.

The Company conducts its business at a facility located on Tirrell Hill Road in Goffstown, New Hampshire which MITR has leased and the Company will lease from Ruth Berg, spouse of N. Edward Berg, President and Chairman of the Board. The Company does not own any real property and has no present plans to acquire any real property. The Company believes that the existing leased facilities are adequate for its present needs.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth certain information regarding beneficial ownership of the common stock as of the date of this Form 10-SB (following the Distribution and distribution of the spun-off shares by the holding Trust) by (i) each person who is known by the Company to beneficially own more than 5% of the outstanding shares of common stock; (ii) each of the Company's directors and executive officers; and (iii) all directors and officers of the Company as a group:

                              Number of
                              Shares
Name and Address              Beneficially    Percentage
                              Owned           Beneficially Owned (1)

N. Edward Berg (2)            1,050,000         76.8%
Director,  President-CEO
70 Horizon Drive
Bedford, NH 03110


James R. Boyack                   --              --
Director
32 Hampton Meadows
Hampton, NH 03842

Peter H. Roth (3)                3,000           0.2%
Director
34B   Charles   River
Road
Waltham, MA 02453


All executive                1,053,000          77.0%
officers and
directors
as a group(2 persons) (3)

(1) Calculated on the basis of the amount of outstanding shares of common stock plus, for each person or group, any shares that person or group has the right to acquire within 60 days pursuant to options, warrants, or other rights.

(2) Includes 50,000 shares that Mr. Berg has the right to acquire within 60 days pursuant to the Subscription Agreement filed as
   Exhibit 6.5 to this Form 10-SB.

(3) Includes 50,000 shares of common stock which Mr. Berg has the right to acquire within 60 days pursuant to the Subscription Agreement.

Item 5. Directors and Executive Officers.

                           Officer or
Name                Age     Director      Position with the
                             Since           Company

N. Edward Berg       68      2003          Director, President
                                           and Chief Executive
                                           Officer

James R. Boyack      66      2003          Director


Peter H. Roth        65      2003          Director

N. Edward Berg was a Director and the President and Chief Executive Officer of MITR since its inception in 1998 through the Transfer and Distribution, and will hold the same positions with the Company. Mr. Berg previously had founded and managed three successful technology based companies, the most recent being Bedford Computer, a company that designed and built custom computerized pre-press systems for the printing industry. He has also authored three books published by Graphic Arts Technical Foundation. Mr. Berg holds seven patents and three filings dealing with techniques for making PCBs and display systems and he holds national awards in electronics. Mr. Berg graduated from Massachusetts Institute of Technology with a degree in Electrical Engineering and an Option in Industrial Management from the Sloan School of Management.

Dr. James R. Boyack was a Director of MITR since its inception in 1998 through the Transfer and Distribution, and will act as a director of the Company. Currently retired, Dr. Boyack most recently worked for Polaroid Corporation, where he spent 28 years working on the physical chemistry of instant photographic systems and on digital image processing. He has a BS degree in Chemistry and a PHD Degree in Physical Chemistry from the University of Utah.

Peter H. Roth was a Director of MITR since its inception in 1998 through the Transfer and Distribution, and will act as a director of the Company. Mr. Roth is currently retired, having most recently worked for Polaroid Corporation as a Research Fellow. He is a Founding member of the ANSI/ISO committee on image permanence. Mr. Roth has a BS Degree from C.C.N.Y. in Chemical Engineering. He also has received a Masters Degree in Physical Chemistry and a Masters Degree in Solid-State Physics from Northeastern University.

Each Director serves until the next annual meeting of the stockholders or until a successor is elected and qualified. Officers serve for one year election by the board of directors.

The Company does not have an audit committee and therefore has no audit committee financial expert. None of the directors of the Company qualifies as a financial expert because the Company is newly organized and has not yet had the opportunity to identify and elect such an expert.

Item 6. Executive Compensation.

The Company has not yet completed a fiscal year and has not yet paid any compensation to any director, officer, employee or any person.


The following table sets forth information concerning the compensation for services in all capacities to MITR for the fiscal years ended December 31, 2002, December 31, 2001, and December 31, 2000 of those persons who were at December 31, 2002 (i) the Chief Executive Officer and (ii) each of the four most highly compensated executive officers of the Company other than the Chief Executive Officer, (with the Chief Executive Officer, collectively, the "Named Officers").


                                                     Long Term
                                                     Compensation   All
                            Annual Compensation      Securities     Other
                            ____________________     Underlying     Compen-
Name and            Year    Salary($)   Bonus($)     Options         sation ($)
Principal Position

__________________  ____    _________   ________     ____________   __________


N. Edward Berg      2002     2,000          -            -               -

President-CEO
                    2001    24,000          -            -               -


                    2000    45,833          -            -               -



Item 7. Certain Relationships and Related Transactions.

In June 1999, MITR entered into a one year lease for a facility on Tirrell Road in Goffstown, New Hampshire with Ruth Berg, the spouse of N. Edward Berg (a director and the majority shareholder of the Company and the Company's CEO-President). Following the Transfer, the Company will continue to occupy the space on a month-to-month basis for a monthly rent of $1,400, incurring rental expenses of $16,800 per year.

In 1998, MITR entered into an exclusive licensing agreement with Mr. Berg for the exclusive rights for patents covering electronic interconnection manufacturing technologies for the United States and its territories and possessions. This agreement was assigned to and assumed by the Company pursuant to the Transfer. The Company will pay a 1% royalty of gross sales and receipts for the rights. During the years ended December 31, 1999, 2001 and 2002, MITR incurred costs of $4,071, $12,642 and $11,867, respectively, to register additional patents owned by Mr. Berg. According to the license agreement, incurring these costs extends the license agreement to expire in 2017. For the years ended December 31, 2002 and 2001, MITR had royalty expense in the amount of $31 and $54, respectively. As of December 31, 2002, royalties payable to Mr. Berg totaled $158.

In 2001, 2002 and 2003, Mr. Berg loaned several sums of money to MITR as notes payable. The terms of the loans, including principal amounts, interest rates, maturity dates, and schedule of payments are discussed under Note 8 (Related Party Transactions) to the Financial Statements on page 42 below. The information contained in that Note is incorporated under this Item 7 by reference.

Item 8. Description of  Securities.

The authorized capital stock of the Company consists of 10,000,000 shares of common stock, no par value per share. The following summary of the material provisions of the Company's common stock, articles of incorporation and by-laws is qualified by reference to the provisions of applicable law and to the Company's articles of incorporation, by-laws and other agreements included as exhibits to this Registration Statement.

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor. Upon the dissolution or liquidation of the Company, the holders of common stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities. Holders of common stock have no preemptive, subscription or redemption rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which our board of directors may designate and issue in the future.

The Company's by-laws allow special meetings of the stockholders to be called by its chairman of the board, its president, its board of directors, or stockholders holding at least 10% of the outstanding shares. In addition, the Company's bylaws and articles of incorporation also allow for action by the stockholders to be taken by unanimous or less than unanimous written consent in lieu of a meeting of the stockholders.

New Hampshire corporate law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend substantive provisions of a corporation's certificate of incorporation, unless a corporation's articles of incorporation or by-laws, as the case may be, requires a greater percentage. Neither the Company's articles of incorporation nor its by-laws modify this voting requirement.

                                  PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

Currently there is no public market for the Company's no par value Common Stock. Through the Distribution, all 1,317,100 issued and outstanding shares of the Company's Common Stock was transferred by MITR to the Epic Research Company, Inc. Stock Trust (the "Trust") to be held in trust for the benefit of MITR's shareholders until this Form 10-SB becomes effective or the Trust is otherwise terminated. At the time of such distribution, the Company estimates there will be approximately 43 holders of record of its stock.

(MITR's $.001 par value Common Stock is traded over the counter on the NASDAQ Bulletin Board under the trading symbol MITR, but there has not been an established public trading market for such shares. The most recent bid price for MITR's stock was $3.00 on March 31, 2001. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. The last reported sales price of the Company's common stock was $3.00 on March 30, 2001. As of December 31, 2002, there were approximately 45 holders of record of MITR's stock.)

No dividends have been paid on the Company's stock or on MITR's stock.
The Company currently intends to retain anticipated earnings for use in operation and expansion of its business and does not anticipate paying any dividends in the foreseeable future.

The Company currently does not have any equity compensation plans and, therefore, no securities of the Company are currently authorized for issuance under any such plans.

Item 2. Legal Proceedings.

The Company is not a party to any pending legal proceeding.

Item 3. Changes in and Disagreements with Accountants.

The Company has not changed its accountants or had any disagreements with its accountants regarding accounting or financial disclosures.

Item 4. Recent Sales of Unregistered Securities.

Following the formation of the Company by MITR, it issued 1,317,100 shares of its no par value Common Stock to MITR in exchange for MITR's contribution of ten dollars to the Company. Such issuance of securities was exempt from registration because it was not a "sale" within the meaning of Section 2(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"). The Distribution of the 1,317,100 shares of the Company's common stock to the MITR shareholders is also intended to not constitute a sale within the meaning of Section 2(a)(3) of the Securities Act. Following the Transfer and Distribution, the Company will enter into the Subscription Agreement with Mr. Berg pursuant to which it will agree to issue 50,000 shares of its no par value Common Stock to Mr. Berg in exchange for Mr. Berg's contribution of $165,000 to the Company. Such sale of securities was exempt from registration under Section 4(2) of the Securities Act.

Item 5. Indemnification of Directors and Officers.

The Company's articles of incorporation and bylaws contain provisions permitted under New Hampshire corporate law relating to the liability of directors and officers. To the fullest extent allowable by law, the articles of incorporation eliminate a director's or officer's liability to the Company or its shareholders for monetary damages for any action or failures to take action as a director or officer. The bylaws require the Company to indemnify its directors and officers to the fullest extent permitted by law.

Under the relevant provisions of the New Hampshire Business Corporation Act (the "NHBCA"), the Company may indemnify an individual who is made a party to a proceeding because he or she was a director, if the individual has met the standard of conduct set forth under New Hampshire law. Generally, this standard of conduct requires a director to have acted in good faith and to have reasonably believed that his or her conduct was in the best interests of the Company or, if the action related to an employee benefit plan, in the best interests of the participants in or beneficiaries of the plan. However, the Company may not indemnify a director in connection with any proceeding which finds the director to be liable to the corporation or in connection with any other proceeding in which the director is adjudged to have received improper personal benefit. The NHBCA also authorizes the Company to indemnify officers, employees or agents of the Company who are not directors, to the same extent and on the same terms as offered to directors.

The NHBCA further provide that its provisions for the indemnification of directors and officers are not exclusive of any other rights that individuals seeking indemnification may be entitled to exercise under any by-law, agreement, vote of stockholders or disinterested directors, or as mandated by any court of competent jurisdiction. The indemnification provided under the NHBCA and the bylaws will continue with respect to any individual who ceases to be a director, officer, employee or agent and will inure to the benefit of that individual's heirs, executors and administrators. The NHBCA allows the Company to pay in advance the expenses, including attorneys' fees, incurred by any officer or director, or any other employee or agent authorized by the board, in defending against any threatened or pending action under certain circumstances. Finally, the NHBCA authorizes the Company to purchase and maintain insurance on behalf of any officer, director, employee or agent of the Company or any individual serving at the request of the Company in a similar capacity with another corporation, partnership, joint venture or other enterprise, whether or not the Company would have the power or obligation to indemnify the individual against such liability under the bylaws or NHBCA.


                                 PART F/S

The following financial statements are the financial statements of the Company's former parent and predecessor, Micro Interconnect Technology, Inc. They consist of audited financial statements as of December 31, 2002 beginning on page 11, and unaudited financial statements as of September 30, 2003 beginning on page 31.

                    MICRO INTERCONNECT TECHNOLOGY, INC.
                       [A Development Stage Company]

                           FINANCIAL STATEMENTS

                             DECEMBER 31, 2002

                                 CONTENTS

                                                          PAGE

        -  Independent Auditors' Report                    12


        -  Balance Sheet, December 31, 2002             13 - 14


        -  Statements of Operations, for the years
            ended December 31, 2002 and 2001
            and from inception on February 11, 1998
            through December 31, 2002                     15


        -  Statement of Stockholders' Equity (Deficit),
            from inception on February 11, 1998
            through December 31, 2002                   16 - 17


        -  Statements of Cash Flows, for the years
            ended December 31, 2002 and 2001
            and from inception on February 11, 1998
            through December 31, 2002                   18 - 19


        -  Notes to Financial Statements                20 - 30

                       INDEPENDENT AUDITORS' REPORT



Board of Directors
MICRO INTERCONNECT TECHNOLOGY, INC.
Bedford, New Hampshire

We have audited the accompanying balance sheet of Micro Interconnect Technology, Inc. [a development stage company] at December 31, 2002, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 2002 and 2001 and from inception on February 11, 1998 through December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Micro Interconnect Technology, Inc. [a development stage company] as of December 31, 2002, and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001 and from inception on February 11, 1998 through December 31, 2002, in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed Note 10 to the financial statements, the Company has current liabilities in excess of current assets and has not yet been successful in establishing profitable operations. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 10. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.



PRITCHETT, SILER & HARDY, P.C.

February 12, 2003
Salt Lake City, Utah

                    MICRO INTERCONNECT TECHNOLOGY, INC.
                       [A Development Stage Company]

                               BALANCE SHEET


                                  ASSETS

                                                                  December 31,
                                                                      2002
                                                                  ____________
CURRENT ASSETS:
  Cash                                                            $      1,250
  Accounts receivable, net of allowance
    for doubtful accounts of $555                                           10
                                                                  ____________
        Total Current Assets                                             1,260

PROPERTY AND EQUIPMENT, net                                              2,127

OTHER ASSETS:
  Refundable deposits                                                      800
                                                                  ____________
                                                                  $      4,187
                                                                  ____________





















                                [Continued]

                    MICRO INTERCONNECT TECHNOLOGY, INC.
                       [A Development Stage Company]

                               BALANCE SHEET

                                [Continued]

              LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                                  December 31,
                                                                      2002
                                                                  ____________
CURRENT LIABILITIES:
  Accounts payable                                                $     20,864
  Accounts payable - related party                                      22,630
  Other accrued liabilities                                            104,831
                                                                  ____________
        Total Current Liabilities                                      148,325

NOTES PAYABLE - RELATED PARTY                                          100,000

UNEARNED REVENUE                                                           325

CONTINGENCIES [See Note 4]                                                   -
                                                                  ____________
        Total Liabilities                                              248,650
                                                                  ____________

STOCKHOLDERS' EQUITY (DEFICIT):
  Preferred stock, $.001 par value,
   10,000,000 shares authorized,
   no shares issued and outstanding                                          -
  Common stock, $.001 par value,
   50,000,000 shares authorized,
   1,317,100 shares issued and
   outstanding                                                           1,317
  Capital in excess of par value                                       565,913
  Deficit accumulated during the
   development stage                                                  (811,693)
                                                                  ____________
        Total Stockholders' Equity (Deficit)                          (244,463)
                                                                  ____________
                                                                  $      4,187
                                                                  ____________



 The accompanying notes are an integral part of this financial statement.

                    MICRO INTERCONNECT TECHNOLOGY, INC.
                       [A Development Stage Company]

                         STATEMENTS OF OPERATIONS


                                                  For the         From Inception
                                                 Year Ended      on February 11,
                                                December 31,      1998, Through
                                           ______________________  December 31,
                                              2002        2001         2002
                                           __________  __________  ____________

SALES, net                                 $    3,131  $    5,397  $     15,823

COST OF SALES                                      31          54         4,723
                                           __________  __________  ____________
      Gross Profit                              3,100       5,343        11,100
                                           __________  __________  ____________
OPERATING EXPENSES:
  Selling                                           -       1,235         1,235
  General and administrative                   84,555      58,414       251,803
  Research and development                    127,944     157,827       584,976
                                           __________  __________  ____________
      Total Operating Expenses                212,499     217,476       838,014
                                           __________  __________  ____________

LOSS FROM OPERATIONS                         (209,399)   (212,133)     (826,914)
                                           __________  __________  ____________
OTHER INCOME (EXPENSE):
  Interest income                                 122       3,036        20,020
  Interest expense                             (4,738)        (22)       (4,799)
                                           __________  __________  ____________
      Total Other Income (Expense)             (4,616)      3,014        15,221
                                           __________  __________  ____________

LOSS BEFORE INCOME TAXES                     (214,015)   (209,119)     (811,693)

CURRENT TAX EXPENSE                                 -           -             -

DEFERRED TAX EXPENSE                                -           -             -
                                           __________  __________  ____________

NET LOSS                                   $ (214,015) $ (209,119) $   (811,693)
                                           __________  __________  ____________

LOSS PER COMMON SHARE                      $     (.16) $     (.17) $       (.69)
                                           __________  __________  ____________




The accompanying notes are an integral part of these financial statements.

                    MICRO INTERCONNECT TECHNOLOGY, INC.
                       [A Development Stage Company]

                STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

              FROM THE DATE OF INCEPTION ON FEBRUARY 11, 1998

                         THROUGH DECEMBER 31, 2002


                                                                      Deficit
                                                                    Accumulated
                          Preferred Stock  Common Stock  Capital in During the
                           _____________ ________________ Excess of Development
                           Shares Amount  Shares   Amount Par Value    Stage
                           ______ ______ _________ ______ _________ ___________
BALANCE, February 11, 1998      - $    -         - $    - $       - $         -

Issuance of 1,000,000
  shares of common stock
  for cash at $.01 per
  share, February 1998          -      - 1,000,000  1,000     9,000           -

Net loss for the period
  ended December 31, 1998       -      -         -      -         -      (1,156)
                           ______ ______ _________ ______ _________ ___________
BALANCE, December 31, 1998      -      - 1,000,000  1,000     9,000      (1,156)

Issuance of 150,000 shares
  of common stock for cash
  at $2.00 per share net of
  stock offering costs of
  $35,935, May 1999             -      -   150,000    150   263,915           -

Net loss for the year ended
  December 31, 1999             -      -         -      -         -    (108,028)
                           ______ ______ _________ ______ _________ ___________
BALANCE, December 31, 1999      -      - 1,150,000  1,150   272,915    (109,184)

Issuance of 45,250 warrants
  to purchase common stock
  for cash of $225 and
  services rendered valued
  at $227, or $.01 per
  warrant, February 2000        -      -         -      -       452           -

Issuance of 116,450 shares
  of common stock through
  the exercise of warrants
  at $2.50 per share,
  June 2000                     -      -   116,450    117   290,993           -

Net loss for the year ended
  December 31, 2000             -      -         -      -         -    (279,375)


                                [Continued]

                    MICRO INTERCONNECT TECHNOLOGY, INC.
                       [A Development Stage Company]

                STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

              FROM THE DATE OF INCEPTION ON FEBRUARY 11, 1998

                         THROUGH DECEMBER 31, 2002

                                [Continued]


                                                                      Deficit
                                                                    Accumulated
                          Preferred Stock  Common Stock  Capital in During the
                           _____________ ________________ Excess of Development
                           Shares Amount  Shares   Amount Par Value    Stage
                           ______ ______ _________ ______ _________ ___________
BALANCE, December 31, 2000      -      - 1,266,450  1,267   564,360    (388,559)

Net loss for the year ended
  December 31, 2001             -      -         -      -         -    (209,119)
                           ______ ______ _________ ______ _________ ___________
BALANCE, December 31, 2001      -      - 1,266,450  1,267   564,360    (597,678)

Issuance of 50,650 shares
  of common stock for
  services rendered related
  to a proposed stock
  offering valued at
  $1,603, or approximately
  $.032 per share,
  April 2002                    -      -    50,650     50     1,553           -

Net loss for the year ended
  December 31, 2002             -      -         -      -         -    (214,015)
                           ______ ______ _________ ______ _________ ___________
BALANCE, December 31, 2002      - $    - 1,317,100 $1,317 $ 565,913 $  (811,693)
                           ______ ______ _________ ______ _________ ___________






















 The accompanying notes are an integral part of this financial statement.

                    MICRO INTERCONNECT TECHNOLOGY, INC.
                       [A Development Stage Company]

                         STATEMENTS OF CASH FLOWS


                                                  For the         From Inception
                                                 Year Ended      on February 11,
                                                December 31,      1998, Through
                                           ______________________  December 31,
                                              2002        2001         2002
                                           __________  __________  ____________
Cash Flows from Operating Activities:
 Net loss                                  $ (214,015) $ (209,119) $   (811,693)
 Adjustments to reconcile net loss to net
  cash used by operating activities:
  Amortization expense                              -           -           486
  Bad debt expense                                555           -           555
  Depreciation expense                          1,160       1,162         4,030
  Non-cash services paid by issuance of
   warrants                                         -           -           227
  Non-cash expenses                            11,819           -        11,819
  Changes in assets and liabilities:
   Decrease in accounts receivable               (565)          -          (565)
   Decrease in accrued interest receivable         19         672             -
   (Increase) decrease in prepaid expenses        885        (885)            -
   (Increase) in refundable deposits                -           -          (800)
   Increase (decrease) in accounts payable     17,508      (2,053)       20,864
   Increase in accounts payable - related
    party                                      16,903       5,654        22,630
   Increase in other accrued liabilities       66,920      27,381       104,831
   Increase in unearned revenue                   325           -           325
                                           __________  __________  ____________
     Net Cash (Used) by Operating
      Activities                              (98,486)   (177,188)     (647,291)
                                           __________  __________  ____________
Cash Flows from Investing Activities:
 Payments for organization costs                    -           -          (486)
 Payments for property and equipment                -        (565)       (6,157)
                                           __________  __________  ____________
     Net Cash (Used) by Investing
      Activities                                    -        (565)       (6,643)
                                           __________  __________  ____________
Cash Flows from Financing Activities:
 Proceeds from common stock issuance                -           -       601,110
 Payments of stock offering costs              (4,165)     (6,051)      (46,151)
 Proceeds from sale of warrants                     -           -           225
 Proceeds from notes payable                   75,000      25,000       100,000
                                           __________  __________  ____________
     Net Cash Provided by Financing
      Activities                               70,835      18,949       655,184
                                           __________  __________  ____________
Net Increase (Decrease) in Cash               (27,651)   (158,804)        1,250

Cash at Beginning of Period                    28,901     187,705             -
                                           __________  __________  ____________
Cash at End of Period                      $    1,250  $   28,901  $      1,250
                                           __________  __________  ____________


                                [Continued]

                    MICRO INTERCONNECT TECHNOLOGY, INC.
                       [A Development Stage Company]

                         STATEMENTS OF CASH FLOWS

                                [Continued]


                                                  For the         From Inception
                                                 Year Ended      on February 11,
                                                December 31,      1998, Through
                                           ______________________  December 31,
                                              2002        2001         2002
                                           __________  __________  ____________
Supplemental Disclosures of Cash Flow Information:

 Cash paid during the period for:
   Interest                                $        -  $        -  $         39
   Income taxes                            $        -  $        -  $          -

Supplemental Schedule of Noncash Investing and Financing Activities:

 For the year ended December 31, 2002:
   On April 15, 2002, the Company issued 50,650 shares of common stock for services rendered related to a proposed stock offering valued at $1,603.

   In December 2002, the Company abandoned its proposed stock offering and wrote off the deferred stock offering costs of $11,819 directly to general and administrative expense.

 For the year ended December 31, 2001:
   None























The accompanying notes are an integral part of these financial statements.

                    MICRO INTERCONNECT TECHNOLOGY, INC.
                       [A Development Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization - Micro Interconnect Technology, Inc. ("the Company") was organized under the laws of the State of Nevada on February 11, 1998. The Company's planned principal operations are to license internally developed patented processes that improve the production of printed circuit boards. The Company has not generated any revenue from its planned principal operations and is considered a development stage company as defined in Statement of Financial Accounting Standards No. 7. The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

  Cash and Cash Equivalents - The Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

  Accounts and Loans Receivable - The Company records accounts and loans receivable at the lower of cost or fair value. The Company determines the lower of cost or fair value of nonmortgage loans on an individual asset basis. The Company recognizes interest income on an account receivable based on the stated interest rate for past-due accounts over the period that the account is past-due. The Company recognizes interest income on a loan receivable based on the stated interest rate over the term of the loan. The Company accumulates and defers fees and costs associated with establishing a receivable to be amortized over the estimated life of the related receivable. The Company estimates allowances for doubtful accounts and loan losses based on the aged receivable balance and historical losses. The Company records interest income on delinquent accounts and loans receivable only when payment is received. The Company first applies payments received on delinquent accounts and loans receivable to eliminate the outstanding principal. The Company charges off uncollectible accounts and loans receivable when management estimates no possibility of collecting the related receivable. The Company considers accounts and loans receivable to be past-due or delinquent based on contractual terms.

  Property and Equipment - Property and equipment are stated at cost. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized upon being placed in service. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed for financial statement purposes on a straight-line method over the estimated useful lives of the assets which range from five to seven years.

  Stock Offering Costs - Costs related to proposed stock offerings are deferred and will be offset against the proceeds of the offering in capital in excess of par value. In the event a stock offering is unsuccessful, the costs related to the offering will be written off to expense.

  Revenue Recognition - The Company is developing processes to lower the costs of production of printed circuit boards. The Company has not yet generated any revenue from licensing its processes and technology. The Company plans to recognize revenue from the licensing of its processes and technologies over the term of the license. As the Company tests its processes, circuit boards are produced as a byproduct and sold. The Company recognizes revenue from the sale of circuit boards upon delivery of the product.

                    MICRO INTERCONNECT TECHNOLOGY, INC.
                       [A Development Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]

  Advertising Costs - Advertising costs, except for costs associated with direct-response advertising, are charged to operations when incurred. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be received. During the years ended December 31, 2002 and 2001, advertising costs amounted to $0 and $1,235, respectively.

  Stock Based Compensation - The Company accounts for its stock based compensation in accordance with Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation." This statement establishes an accounting method based on the fair value of equity instruments awarded to employees as compensation. However, companies are permitted to continue applying previous accounting standards in the determination of net income with disclosure in the notes to the financial statements of the differences between previous accounting measurements and those formulated by the new accounting standard. The
  Company has adopted the disclosure only provisions of SFAS No. 123. Accordingly, the Company has elected to determine net income using previous accounting standards.

  Research and Development - Research and development costs are expensed as incurred [See Note 6].

  Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" [See Note 9].

  Loss Per Share - The computation of loss per share is based on the weighted average number of shares outstanding during the periods presented in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" [See Note 12].

  Accounting  Estimates  -  The  preparation  of  financial  statements   in
  conformity  with generally accepted accounting principles  in  the  United
  States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimated.

  Recently Enacted Accounting Standards - Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", SFAS No. 142, "Goodwill and Other Intangible Assets", SFAS No. 143, "Accounting for Asset Retirement Obligations", SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections", SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", SFAS No. 147, "Acquisitions of Certain Financial Institutions - an Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9", and SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123", were recently issued. SFAS No. 141, 142, 143, 144, 145, 146, 147 and 148 have no current applicability to the Company or their effect on the financial statements would not have been significant.

                    MICRO INTERCONNECT TECHNOLOGY, INC.
                       [A Development Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]

  Reclassification  - The financial statements for years prior  to  December
  31,   2002  have  been  reclassified  to  conform  to  the  headings   and
  classifications used in the December 31, 2002 financial statements.

NOTE 2 - PROPERTY AND EQUIPMENT

  Property and equipment consists of the following at:

                                                                  December 31,
                                                                      2002
                                                                  ____________
           Office equipment                                       $      6,157

           Less accumulated depreciation                                (4,030)
                                                                  ____________
                                                                  $      2,127
                                                                  ____________

  During the years ended December 31, 2002 and 2001 depreciation expense amounted to $1,160 and $1,162, respectively.

NOTE 3 - OTHER ACCRUED LIABILITIES

  Other accrued liabilities consists of the following at:

                                                                  December 31,
                                                                      2002
                                                                  ____________
           Accrued payroll and payroll taxes                      $     94,110
           Accrued vacation                                              5,961
           Accrued interest payable - related party                      4,760
                                                                  ____________
                                                                  $    104,831
                                                                  ____________

NOTE 4 - CONTINGENCIES

  During 2001, the Company received a letter from an attorney representing a shareholder of the Company asserting that the Company induced the exercise of warrants by representations of the Company. The shareholder requested a return of $25,000 in connection with the exercise of warrants and the repurchase of additional shares of common stock for $87,500. At this time, no proceedings have been initiated and management denies the allegations. Management intends to vigorously defend itself in this matter. No accrual for possible losses or settlements has been recorded in the accompanying financial statements.

                    MICRO INTERCONNECT TECHNOLOGY, INC.
                       [A Development Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 5 - CAPITAL STOCK, OPTIONS AND WARRANTS

  Preferred Stock - The Company has authorized 10,000,000 shares of preferred stock, $.001 par value, with such rights, preferences and designations and to be issued in such series as determined by the Board of Directors. No shares are issued and outstanding at December 31, 2002.

  Common Stock - The Company has authorized 50,000,000 shares of common stock with a $.001 par value. During April 2002, the Company issued 50,650 shares of its previously authorized but unissued common stock for services rendered, related to a proposed stock offering, valued at $1,603 (or approximately $.032 per share).

  From April through June 2000, the Company issued 116,450 shares of the Company's previously authorized but unissued common stock for cash of $291,110. The stock was issued through the exercise of 116,450 warrants at $2.50 per share.

  During May 1999, the Company completed a public stock offering of 150,000 units at $2.00 per unit. Each unit consisted of one share of the
  Company's previously authorized but unissued common stock and two redeemable common stock purchase warrants. Each warrant allowed the holder to purchase one share of common stock for $2.50 and were exercisable for a period of one year from the date of the offering. Stock offering costs of $35,935 were offset against the proceeds of the offering in capital in excess of par value.

  During February 1998, in connection with its organization, the Company issued 1,000,000 shares of its previously authorized but unissued common stock for cash of $10,000 (or $.01 per share).

  Stock Warrants - During 1999, the Company approved the sale of 45,250 warrants to purchase common stock at $2.50 per share to various directors, consultants, and an attorney of the Company. In February 2000, 45,250 warrants were issued for cash of $225 and services rendered valued at $227, or $.01 per warrant. The warrants are exercisable for five years. As of December 31, 2002, 44,000 of these warrants were still outstanding.

  Stock Options - On June 15, 1999, the Company granted 30,000 stock options under the 1998 Stock Option Plan. The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." No Compensation cost has been recognized for the stock options under previous standards since the market value of the Company's common stock was equal to the exercise price of the options on the date of grant.

                    MICRO INTERCONNECT TECHNOLOGY, INC.
                       [A Development Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 5 - CAPITAL STOCK, OPTIONS AND WARRANTS [Continued]

  Stock Option Plan - On February 17, 1998, the Board of Directors of the Company adopted and the stockholders approved the 1998 Stock Option Plan ("the Plan"). The Plan provides for the granting of awards of up to 1,000,000 shares of common stock to sales representatives, officers, directors, consultants and employees. The awards can consist of stock options, restricted stock awards, deferred stock awards, stock appreciation rights and other stock-based awards as described in the Plan. Awards under the Plan will be granted as determined by the Board of Directors. At December 31, 2002, total awards available to be granted under the Plan amounted to 970,000 shares.

  A summary of the status of the options granted under the Company's stock option plan at December 31, 2002 is presented below:

                                                        December 31, 2002
                                                    __________________________
                                                              Weighted Average
                                                     Shares    Exercise Price
                                                    ________  ________________
          Outstanding at beginning of year            30,000  $           2.00
          Granted                                          -  $              -
          Exercised                                        -  $              -
          Forfeited                                        -  $              -
          Expired                                          -  $              -
                                                    ________  ________________
          Outstanding at end of year                  30,000  $           2.00
                                                    ________  ________________
          Weighted average fair value of options
           granted during the year                         -  $              -
                                                    ________  ________________

  A summary of the status of the options outstanding under the Company's stock option plan at December 31, 2002 is presented below:

                        Options Outstanding              Options Exercisable
              ________________________________________  ______________________
                                             Weighted-               Weighted-
    Range of               Weighted-Average   Average                 Average
    Exercise    Number        Remaining      Exercise     Number     Exercise
     Prices   Outstanding  Contractual Life    Price    Exercisable    Price
    ________  ___________  ________________  _________  ___________  _________
    $   2.00       30,000     3.5 years      $   2.00        30,000  $    2.00
    ________  ___________  ________________  _________  ___________  _________

NOTE 6 - RESEARCH AND DEVELOPMENT

  The  Company expenses the costs of research and development as  the  costs
  are  incurred.   Research and development costs amounted to  $127,944  and
  $157,827 for the years ended December 31, 2002 and 2001, respectively.

                    MICRO INTERCONNECT TECHNOLOGY, INC.
                       [A Development Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 7 - RELATED PARTY TRANSACTIONS

  Notes Payable - An officer/shareholder of the Company has made loans to the Company as notes payable. Notes payable to the officer/shareholder consisted of the following at:

                                                                  December 31,
                                                                      2002
                                                                  ____________
    Unsecured note payable for 72 months at 8% interest,
    payable in 36 monthly installments of $950 to begin
    January 27, 2005                                              $     25,000

    Unsecured note payable for 72 months at 8% interest,
    payable in 36 monthly installments of $950 to begin
    April 19, 2005                                                      25,000

    Unsecured note payable for 72 months at 7% interest,
    payable in 36 monthly installments of $220 to begin
    July 12, 2005                                                        6,000

    Unsecured note payable for 72 months at 7% interest,
    payable in 36 monthly installments of $220 to begin
    August 16, 2005                                                      6,000

    Unsecured note payable for 72 months at 7% interest,
    payable in 36 monthly installments of $294 to begin
    August 18, 2005                                                      8,000

    Unsecured note payable for 72 months at 7% interest,
    payable in 36 monthly installments of $294 to begin
    September 28, 2005                                                   8,000

    Unsecured note payable for 72 months at 7% interest,
    payable in 36 monthly installments of $294 to begin
    October 25, 2005                                                     8,000

    Unsecured note payable for 72 months at 7% interest,
    payable in 36 monthly installments of $294 to begin
    November 24, 2005                                                    8,000

    Unsecured note payable for 72 months at 7% interest,
    payable in 36 monthly installments of $220 to begin
    December 26, 2005                                                    6,000
                                                                  ____________
                                                                       100,000

    Less current portion                                                     -
                                                                  ____________
                                                                  $    100,000
                                                                  ____________

                    MICRO INTERCONNECT TECHNOLOGY, INC.
                       [A Development Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 7 - RELATED PARTY TRANSACTIONS [Continued]

  The notes payable mature as follows for the years ended:

                    December 31,                 Principal Due
                    ____________                 _____________
                        2003                     $           -
                        2004                                 -
                        2005                            18,024
                        2006                            32,323
                        2007                            34,834
                        2008                            14,819
                                                 _____________
                                                 $     100,000
                                                 _____________

  Interest expense for the notes payable for the years ended December 31, 2002 and 2001 amounted to $4,738 and $22, respectively.

  Stock Warrants - During the year ended December 31, 1999, the Company approved the sale of warrants to purchase 45,250 shares of common stock to various directors, consultants and an attorney. Of the warrants approved to sale, 30,250 were to directors. As of December 31, 2002, directors of the Company continue to hold 29,000 of the warrants which remain outstanding.

  License Agreement - The Company entered into a licensing agreement with an officer/shareholder of the Company for the exclusive rights to patents covering electronic interconnection manufacturing technologies in the United States of America and it's territories and possessions. The Company pays a royalty of 1% of gross sales and receipts for the rights. During the years ended December 31, 2002 and 2001, the Company incurred costs of $11,867 and $12,642, respectively, to register additional patents owned by the officer and shareholder. Incurring these costs extended the licensing agreement to expire in 2017. The Company has expensed these costs as incurred. For the years ended December 31, 2002 and 2001, the Company had royalty expense of $31 and $54, respectively. As of December 31, 2002, royalties payable to the officer/shareholder totaled $158.

  Management Compensation - Starting June 1, 1999, the Company's President is being compensated by the Company. For the years ended December 31, 2002 and 2001, the Company paid approximately $2,000 and $24,000, respectively, as salary to the President. At December 31, 2002, the Company has accrued salary payable to its president of $73,000.

  Rent Agreement - The Company rents office space from a related party on a month-to-month basis. Total rent expense during the years ended December 31, 2002 and 2001 was $16,800 and $16,800, respectively.

                    MICRO INTERCONNECT TECHNOLOGY, INC.
                       [A Development Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 8 - CONCENTRATIONS

  Location  -  The  Company  is  located in  Bedford,  New  Hampshire.   All
  activities of the Company are located in the Bedford area including all of the Company's property and research.

  Sales - The following table lists the percent of sales made to each customer that accounted for 10% or more of total sales during the year ended December 31, 2002:

         Customer A          38%
         Customer B          11%

  The loss of these significant customers could adversely affect the Company's business and financial condition.

NOTE 9 - INCOME TAXES

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the Company to provide a net deferred tax asset or liability equal to the expected future tax benefit or expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards. At December 31, 2002, the Company has available unused operating loss carryforwards of approximately $685,000, which may be applied against future taxable income and which expire in various years through 2022. If certain substantial changes in the Company's ownership should occur, there will be an annual limitation on the amount of net operating loss carryforwards which can be utilized.

  At   December  31,  2002,  the  total  of  all  deferred  tax  assets  was approximately $334,000 and the total of all deferred tax liabilities was $0. The amount of and ultimate realization of the benefits from the deferred tax assets for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards, the Company has established a valuation allowance of approximately $334,000. The net change in the valuation allowance was approximately $129,000 during the year ended December 31, 2002.

  The temporary differences gave rise to the following deferred tax asset (liability):

                                                                  December 31,
                                                                      2002
                                                                  ____________
         Excess of tax over financial
           accounting depreciation                                $     15,335
         Accrued compensation                                           36,748
         Accrued vacation                                                2,341
         Related party accrued expenses                                 10,731
         Allowance for bad debt                                            218
         Net operating loss carryover                                  269,035

                    MICRO INTERCONNECT TECHNOLOGY, INC.
                       [A Development Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 9 - INCOME TAXES [Continued]

  The components of federal income tax expense from continuing operations consisted of the following for the year ended:

                                                                  December 31,
                                                                      2002
                                                                  ____________
         Current income tax expense:
           Federal                                                $          -
           State                                                             -
                                                                  ____________
         Net current tax expense                                  $          -
                                                                  ____________

         Deferred tax expense (benefit) resulted from:
           Excess of tax over financial
             accounting depreciation                              $      1,089
           Accrued Compensation                                        (26,177)
           Related party accrued expenses                               (8,472)
           Allowance for bad debts                                        (218)
           Net operating loss carryover                                (50,287)
           Valuation allowance                                          84,065
                                                                  ____________
         Net deferred tax expense                                 $          -
                                                                  ____________

  Deferred income tax expense results primarily from the reversal of temporary timing differences between tax and financial statement income.

  The reconciliation of income tax from continuing operations computed at the U.S. federal statutory tax rate to the Company's effective rate is as follows for the year ended:

                                                                  December 31,
                                                                      2002
                                                                  ____________
         Computed tax at the expected
           federal statutory rate                                        34.00%
         State income taxes, net of federal benefit                       5.28
         Valuation allowance                                            (39.28)
                                                                  ____________
         Effective income tax rates                                       0.00%
                                                                  ____________

                    MICRO INTERCONNECT TECHNOLOGY, INC.
                       [A Development Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 10 - GOING CONCERN

  The Company was formed with a very specific business plan. However, the possibility exists that the Company could expend virtually all of its working capital in a relatively short time period and may not be successful in establishing profitable operations.

  The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America which contemplate continuation of the Company as a going concern. However, the Company has current liabilities in excess of current assets and has not yet been successful in establishing profitable operations. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary additional funds through loans, or through additional sales of its common stock or through the possible acquisition of other companies. There is no assurance that the Company will be successful in raising this additional capital.

NOTE 11 - FINANCING AGREEMENT

  On September 26, 2001 the Company entered into an agreement with ACG Advisors, LLC and ACG Securities, LLC ("Advisors"). The agreement provided that Advisors would assist the Company in raising up to $3,000,000 through equity or mezzanine securities. The agreement called for the Company to pay five monthly payments of $2,000 and issue 50,650 shares of common stock to Advisors. The agreement also called for Advisors to receive 7.5% of the proceeds raised (reduced by the $2,000 monthly payments). This agreement expired on September 26, 2002 but was verbally extended. As of December 31, 2002, the Company had paid $10,000 and issued 50,650 shares of common stock to Advisors which had been accounted for as deferred stock offering costs. In December 2002, the Company abandoned its plans for a stock offering and expensed the deferred stock offering costs of $11,819 as general and administrative expense.

                    MICRO INTERCONNECT TECHNOLOGY, INC.
                       [A Development Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 12 - LOSS PER SHARE

  The following data show the amounts used in computing loss per share and the effect on loss and the weighted average number of shares of dilutive potential common stock for the periods presented:

                                                  For the         From Inception
                                                 Year Ended      on February 11,
                                                December 31,      1998, Through
                                           ______________________  December 31,
                                              2002        2001         2002
                                           __________  __________  ____________
         Loss from continuing operations
         available to common shareholders
         (numerator)                       $ (214,015) $ (209,119) $   (811,693)
                                           __________  __________  ____________
         Weighted average number of
         common shares outstanding used
         in loss per share for the period
         (denominator)                      1,302,529   1,266,450     1,181,604
                                           __________  __________  ____________

  At December 31, 2002, the Company had 44,000 outstanding warrants and 30,000 outstanding options which were not used in the computation of loss per share because their effect would be anti-dilutive. Dilutive loss per share was not presented, as the Company had no common equivalent shares for all periods presented that would affect the computation of diluted loss per share.

NOTE 13 - SUBSEQUENT EVENTS

  In 2003, an officer/shareholder of the Company loaned an additional $19,000 to the Company. The loans accrue interest at 7% per annum and are payable in 36 monthly installments.

                    MICRO INTERCONNECT TECHNOLOGY, INC.
                       [A Development Stage Company]

                 UNAUDITED CONDENSED FINANCIAL STATEMENTS

                            SEPTEMBER 30, 2003



                                 CONTENTS

                                                                    PAGE


        -  Unaudited Condensed Balance Sheets,
            September 30, 2003 and December 31, 2002              32 - 33


        -  Unaudited Condensed Statements of Operations,
            for the three and nine months ended September 30,
            2003 and 2002 and from inception on February 11,
            1998 through September 30, 2003                         34


        -  Unaudited Condensed Statements of Cash Flows,
             for the nine months ended September 30, 2003
             and 2002 and from inception on February 11,
             1998 through September 30, 2003                         35


        -  Notes to Unaudited Condensed Financial Statements      36 - 46

                    MICRO INTERCONNECT TECHNOLOGY, INC.
                       [A Development Stage Company]

                    UNAUDITED CONDENSED BALANCE SHEETS


                                  ASSETS

                                           September 30,December 31,
                                                2003        2002
                                            ___________ ___________
CURRENT ASSETS:
  Cash                                       $      639  $    1,250
  Accounts receivable, net of
    allowance for doubtful accounts
    of $835 and $555, respectively                  500          10
                                            ___________ ___________
        Total Current Assets                      1,139       1,260

PROPERTY, PLANT AND EQUIPMENT, net                1,257       2,127

OTHER ASSETS:
  Refundable deposits                               800         800
                                            ___________ ___________

                                             $    3,196  $    4,187
                                            ___________ ___________























                                [Continued]

                    MICRO INTERCONNECT TECHNOLOGY, INC.
                       [A Development Stage Company]

                    UNAUDITED CONDENSED BALANCE SHEETS

                                [Continued]


              LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                          September 30,  December 31,
                                                2003        2002
                                            ___________ ___________
CURRENT LIABILITIES:
  Accounts payable                           $   48,485  $   20,864
  Accounts payable - related party               35,246      22,630
  Other accrued liabilities                     133,083     104,831
                                            ___________ ___________
        Total Current Liabilities               216,814     148,325

NOTES PAYABLE - RELATED PARTY                   136,000     100,000

UNEARNED REVENUE                                      -         325

CONTINGENCIES [See Note 4]                            -           -
                                            ___________ ___________

        Total Liabilities                       352,814     248,650
                                            ___________ ___________

STOCKHOLDERS' EQUITY (DEFICIT):
  Preferred stock, $.001 par value,
   10,000,000 shares authorized,
   no shares issued and outstanding                   -           -
  Common stock, $.001 par value,
   50,000,000 shares authorized,
   1,317,100 shares issued and
   outstanding                                    1,317       1,317
  Capital in excess of par value                565,913     565,913
  Deficit accumulated during the
   development stage                          (916,848)   (811,693)
                                            ___________ ___________
       Total Stockholders' Equity (Deficit)   (349,618)   (244,463)
                                            ___________ ___________

                                             $    3,196  $    4,187
                                            ___________ ___________










NOTE:   The balance sheet at December 31, 2002 was taken from the audited financial statements at that date and condensed.

 The accompanying notes are an integral part of these unaudited condensed financial statements.

                    MICRO INTERCONNECT TECHNOLOGY, INC.
                       [A Development Stage Company]

               UNAUDITED CONDENSED STATEMENTS OF OPERATIONS


                          For the Three         For the Nine   From Inception
                           Months Ended         Months Ended   on February 11,
                          September 30,        September 30,   1998, Through
                        ___________________ _____________________September 30,
                           2003      2002      2003       2002      2003
                        _________ _________ __________ __________ __________
SALES, net               $   925  $    231   $  1,550    $ 3,131  $  17,373

COST OF SALES                 10         2         16         31      4,739
                        _________ _________ __________ __________ __________
    Gross Profit             915       229      1,534      3,100     12,634
                        _________ _________ __________ __________ __________

OPERATING EXPENSES:
  Selling                      -         -          -          -      1,235
  General and
    administrative        10,870    14,922     60,406     43,627    312,209
  Research and
    development           17,378    32,548     56,888     98,685    641,864
                        _________ _________ __________ __________ __________
    Total Operating
      Expenses            28,248    47,470    117,294    142,312    955,308
                        _________ _________ __________ __________ __________

LOSS FROM OPERATIONS     (27,333)  (47,241)  (115,760)  (139,212)  (942,674)
                        _________ _________ __________ __________ __________

OTHER INCOME (EXPENSE):
  Interest income              1         3          4        118     20,024
  Gain on forgiveness
    of debt               17,417         -     17,417          -     17,417
  Interest expense        (2,481)   (1,365)    (6,816)    (2,956)   (11,615)
                        _________ _________ __________ __________ __________
    Total Other Income
      (Expense)           14,937    (1,362)    10,605     (2,838)    25,826
                        _________ _________ __________ __________ __________

LOSS BEFORE INCOME TAXES (12,396)  (48,603)  (105,155)  (142,050)  (916,848)

CURRENT TAX EXPENSE            -         -          -          -          -

DEFERRED TAX EXPENSE           -         -          -          -          -
                        _________ _________ __________ __________ __________

NET LOSS                $(12,396) $(48,603) $(105,155) $(142,050) $(916,848)
                        _________ _________ __________ __________ __________

LOSS PER COMMON SHARE   $   (.01) $   (.04) $    (.08) $    (.11) $    (.76)
                        _________ _________ __________ __________ __________





 The accompanying notes are an integral part of these unaudited condensed financial statements.

                    MICRO INTERCONNECT TECHNOLOGY, INC.
                       [A Development Stage Company]

               UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS


                                            For the Nine      From Inception
                                            Months Ended     on February 11,
                                            September 30,      1998, Through
                                        ______________________September 30,
                                            2003       2002        2003
                                        __________  __________  __________
Cash Flows from Operating Activities:
 Net loss                               $(105,155)  $(142,050)  $(916,848)
 Adjustments to reconcile net loss
   to net cash used by operating
   activities:
  Amortization expense                          -           -         486
  Bad debt expense                            280         580         835
  Depreciation expense                        870         870       4,900
  Non-cash services paid by
    issuance of warrants                        -           -         227
  Non-cash expenses                             -           -      11,819
  Changes in assets and liabilities:
   (Increase) in accounts receivable         (770)       (690)     (1,335)
   Decrease in accrued
     interest receivable                        -          19           -
   Decrease in prepaid expenses                 -         885           -
   (Increase) in refundable deposits            -           -        (800)
   Increase in accounts payable            27,621       2,944      48,485
   Increase in accounts
     payable - related party               12,616      12,703      35,246
   Increase in other accrued liabilities   28,252      46,022     133,083
   (Decrease) in unearned revenue            (325)          -           -
                                        __________  __________  __________
        Net Cash (Used) by
         Operating Activities             (36,611)    (78,717)   (683,902)
                                        __________  __________  __________
Cash Flows from Investing Activities:
 Payments for organization costs                -           -        (486)
 Payments for property and equipment            -           -      (6,157)
                                        __________  __________  __________
        Net Cash (Used) by
         Investing Activities                   -           -      (6,643)
                                        __________  __________  __________
Cash Flows from Financing Activities:
 Proceeds from common stock issuance            -           -     601,110
 Payments of stock offering costs               -      (4,041)    (46,151)
 Proceeds from sale of warrants                 -           -         225
 Proceeds from notes payable               36,000      61,000     136,000
                                        __________  __________  __________
     Net Cash Provided by
      Financing Activities                 36,000      56,959     691,184
                                        __________  __________  __________
Net Increase (Decrease) in Cash              (611)    (21,758)        639

Cash at Beginning of Period                 1,250      28,901           -
                                        __________  __________  __________
Cash at End of Period                    $    639    $  7,143   $     639
                                        __________  __________  __________

Supplemental Disclosures of Cash Flow Information:
 Cash paid during the period for:
   Interest                              $      -    $      -   $      39
   Income taxes                          $      -    $      -   $       -

Supplemental Schedule of Noncash Investing and Financing Activities:
  For the nine months ended September 30, 2003 and 2002:
        None

 The accompanying notes are an integral part of these unaudited condensed financial statements.

                    MICRO INTERCONNECT TECHNOLOGY, INC.
                       [A Development Stage Company]

             NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization - Micro Interconnect Technology, Inc. ("the Company") was organized under the laws of the State of Nevada on February 11, 1998. The Company's planned principal operations are to license patented processes that improve the production of printed circuit boards. The Company has not generated any revenue from its planned principal operations and is considered a development stage company as defined in Statement of Financial Accounting Standards No. 7. The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

  Condensed Financial Statements - The accompanying financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 2003 and 2002 and for the periods then ended have been made.

  Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America have been condensed or omitted. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company's December 31, 2002 audited financial statements. The results of operations for the periods ended September 30, 2003 and 2002 are not necessarily indicative of the operating results for the full year.

  Cash and Cash Equivalents - The Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

  Accounts and Loans Receivable - The Company records accounts and loans receivable at the lower of cost or fair value. The Company determines the lower of cost or fair value of non-mortgage loans on an individual asset basis. The Company recognizes interest income on an account receivable based on the stated interest rate for past-due accounts over the period that the account is past due. The Company recognizes interest income on a loan receivable based on the stated interest rate over the term of the loan. The Company accumulates and defers fees and costs associated with establishing a receivable to be amortized over the estimated life of the related receivable. The Company estimates allowances for doubtful accounts and loan losses based on the aged receivable balances and historical losses. The Company records interest income on delinquent accounts and loans receivable only when payment is received. The Company first applies payments received on delinquent accounts and loans receivable to eliminate the outstanding principal. The Company charges off uncollectible accounts and loans receivable when management estimates no possibility of collecting the related receivable. The Company considers accounts and loans receivable to be past due or delinquent based on contractual terms.

  Property and Equipment - Property and equipment are stated at cost. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized upon being placed in service. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed for financial statement purposes on a straight-line method over the estimated useful lives of the assets which range from five to seven years.

                    MICRO INTERCONNECT TECHNOLOGY, INC.
                       [A Development Stage Company]

             NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]

  Revenue Recognition - The Company is developing processes to lower the costs of production of printed circuit boards. The Company has not yet generated any revenue from licensing its processes and technology. The Company plans to recognize revenue from the licensing of its processes and technologies over the term of the license. As the Company tests its processes, circuit boards are produced as a byproduct and sold.
  The Company recognizes revenue from the sale of circuit boards upon delivery of the product.

  Advertising Costs - Advertising costs, except for costs associated with direct-response advertising, are charged to operations when incurred. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be received. For the nine months ended September 30, 2003 and 2002, advertising costs amounted to $0 and $0, respectively.

  Stock-Based Compensation - The Company has two stock-based employee compensation plans [See Note 5]. The Company accounts for its plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to
  Employees" and related Interpretations. The following table illustrates the effect on net income and loss per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", to the Company's stock-based employee compensation.

                                                                      From
                                                                      Inception
                           For the Three          For the Nine       on February
                           Months Ended           Months Ended        11, 1998,
                           September 30,          September 30,         Through
                        ____________________  ______________________  September
                           2003       2002        2003       2002      30, 2003
                        _________  _________  __________  __________  __________
 Net loss, as reported  $(12,396)  $(48,603)  $(105,155)  $(142,050)  $(916,848)
 Add: Stock-based
   employee compensation
   expense included in
   reported net income         -          -           -           -         452
 Deduct: Total
   stock-based
   employee compensation
   expense determined
   under fair value
   based method                -          -           -           -    (247,354)
                        _________  _________  __________  __________  __________
 Pro forma net loss     $(12,396) $ (48,603)  $(105,155) $(142,050) $(1,163,750)
                        _________  _________  __________  __________  __________

 Loss per common share,
   as reported          $  (.01)   $  (.04)    $  (.08)    $  (.11)     $(.76)
 Loss per common share,
   pro forma            $  (.01)   $  (.04)    $  (.08)    $  (.11)     $(.97)

 Research and Development - Research and development costs are expensed as incurred [See Note 6].

                    MICRO INTERCONNECT TECHNOLOGY, INC.
                       [A Development Stage Company]

             NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]

  Debt Extinguishment - The Company accounts for extinguishment of debt in accordance with Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 rescinds the requirement that gains and losses from extinguishment of debt be classified as an extraordinary item.

  Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" [See Note 10].

  Loss Per Share - The computation of loss per share is based on the weighted average number of shares outstanding during the periods presented in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" [See Note 13].

  Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimated.

  Recently Enacted Accounting Standards - Statement of Financial Accounting Standards ("SFAS") No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", SFAS No. 147, "Acquisitions of Certain Financial Institutions - an Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9", SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", and SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", were recently issued.
  SFAS No. 146, 147, 149 and 150 have no current applicability to the Company or their effect on the financial statements would not have been significant.

  Reclassification - The financial statements for periods prior to September 30, 2003 have been reclassified to conform to the headings and classifications used in the September 30, 2003 financial statements.

NOTE 2 - PROPERTY AND EQUIPMENT

  Property and equipment consists of the following at:

                                          September 30,  December 31,
                                                2003        2002
                                            ___________  ___________
           Office equipment                 $    6,157   $    6,157

           Less accumulated depreciation       (4,900)       (4,030)
                                            ___________  ___________
                                            $    1,257   $    2,127
                                            ___________  ___________

  For the nine months ended September 30, 2003 and 2002, depreciation expense amounted to $870 and $870, respectively.

                    MICRO INTERCONNECT TECHNOLOGY, INC.
                       [A Development Stage Company]

             NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 3 - OTHER ACCRUED LIABILITIES

  Other accrued liabilities consists of the following at:

                                             September 30,  December 31,
                                                   2003        2002
                                                __________  __________
      Accrued payroll and payroll taxes         $  117,661  $   94,110
      Accrued vacation                               3,846       5,961
      Accrued interest payable - related party      11,576       4,760
                                                __________  __________
                                                $  133,083  $  104,831
                                                __________  __________

NOTE 4 - CONTINGENCIES

  During 2001, the Company received a letter from an attorney representing a shareholder of the Company asserting that the Company induced the exercise of warrants by representations of the Company. The shareholder requested a return of $25,000 in connection with the exercise of warrants and the repurchase of additional shares of common stock for $87,500. At this time, no proceedings have been initiated and management denies the allegations. Management intends to vigorously defend itself in this matter. No accrual for possible losses or settlements has been recorded in the accompanying financial statements.

NOTE 5 - CAPITAL STOCK, OPTIONS AND WARRANTS

  Preferred  Stock  -  The  Company has authorized  10,000,000  shares  of preferred stock, $.001 par value, with such rights, preferences and designations and to be issued in such series as determined by the Board of Directors. No shares are issued and outstanding at September 30, 2003 and December 31, 2002.

  Common Stock - The Company has authorized 50,000,000 shares of common stock with $.001 par value. In April 2002, the Company issued 50,650 shares of its previously authorized but unissued common stock for services rendered, related to a proposed stock offering, valued at $1,603 (or approximately $.032 per share).

  From April through June 2000, the Company issued 116,450 shares of the Company's previously authorized but unissued common stock for cash of $291,110. The stock was issued through the exercise of 116,450 warrants at $2.50 per share.

  In May 1999, the Company completed a public stock offering of 150,000 units at $2.00 per unit. Each unit consisted of one share of the Company's previously authorized but unissued common stock and two redeemable common stock purchase warrants. Each warrant allowed the holder to purchase one share of common stock for $2.50 and were exercisable for a period of one year from the date of the offering. Stock offering costs of $35,935 were offset against the proceeds of the offering in capital in excess of par value.

  In February 1998, in connection with its organization, the Company issued 1,000,000 shares of its previously authorized but unissued common stock for cash of $10,000 (or $.01 per share).

                    MICRO INTERCONNECT TECHNOLOGY, INC.
                       [A Development Stage Company]

             NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 5 - CAPITAL STOCK, OPTIONS AND WARRANTS [Continued]

  Stock Warrants - During 1999, the Company approved the sale of 45,250 warrants to purchase common stock at $2.50 per share to various directors, consultants, and an attorney of the Company. In February
  2000,  45,250  warrants  were  issued for  cash  of  $225  and  services rendered valued at $227, or $.01 per warrant. The warrants are exercisable for five years. In September 2003, 31,500 of the warrants were forfeited. As of September 30, 2003, 12,500 of the warrants were still outstanding.


  A summary of the status of the warrants is presented below.

                        For the Three Months               For the Nine Months           From Inception on
                        Ended September 30,                Ended September 30,           February 11, 1998
                 __________________________________  __________________________________       Through
                       2003             2002               2003             2002         September 30, 2003
                 ________________  ________________  ________________  ________________  ________________
                         Weighted          Weighted          Weighted          Weighted          Weighted
                         Average           Average           Average           Average           Average
                         Exercise          Exercise          Exercise          Exercise          Exercise
                 Shares  Price     Shares  Price     Shares  Price     Shares  Price     Shares  Price
                 ______  ________  ______  ________  ______  ________  ______  ________  ______  ________
   Outstanding
    at beginning
    of period    44,000  $  2.50   44,000  $  2.50   44,000  $  2.50   44,000  $  2.50        -  $     -
   Granted            -  $     -        -  $     -        -  $     -        -  $     -   49,250  $  2.50
   Exercised          -  $     -        -  $     -        -  $     -        -  $     -    1,250  $  2.50
   Forfeited     31,500  $  2.50        -  $     -   31,500  $  2.50        -  $     -   35,500  $  2.50
   Expired            -  $     -        -  $     -        -  $     -        -  $     -        -  $     -
                 ______  ________  ______  ________  ______  ________  ______  ________  ______  ________
   Outstanding
    at end of
    period       12,500  $  2.50   44,000  $  2.50   12,500  $  2.50   44,000  $  2.50   12,500  $  2.50
                 ______  ________  ______  ________  ______  ________  ______  ________  ______  ________
   Weighted
    average fair
    value of
    options
    granted
    during the
    period           -   $     -        -  $     -        -  $     -        -  $     -   49,250  $  3.81
                 ______  ________  ______  ________  ______  ________  ______  ________  ______  ________


  The fair value of each option and warrant granted is estimated on the date granted using the Black-Scholes option pricing model, with the following assumptions used for the grants on February 25, 2000: risk-free rate of 6.61%, expected dividend yield of zero, expected lives of 5 years and expected volatility of 200%. The following assumptions were used for grants on November 11, 1999: risk-free rate of 6.10%, expected dividend yield of zero, expected lives of 5 years and expected volatility of 200%.


  A summary of the status of the warrants outstanding at September 30, 2003 is presented below:


                   Warrants Outstanding      Warrants Exercisable
  ____________________________________________________________________
   Range of                  Weighted-Average    Weighted-Average                    Weighted-Average
   Exercise     Number          Remaining            Exercise            Number          Exercise
    Prices     Outstanding    Contractual Life         Price           Exercisable         Price
  _________    ___________   _________________   ________________   ______________   ________________
   $  2.50       12,500           1.4 years          $  2.50             12,500          $ 2.50
  _________    ___________   _________________   ________________   ______________   ________________


                    MICRO INTERCONNECT TECHNOLOGY, INC.
                       [A Development Stage Company]

             NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 5 - CAPITAL STOCK, OPTIONS AND WARRANTS [Continued]

  Stock Option Plan - On February 17, 1998, the Board of Directors of the Company adopted and the stockholders approved the 1998 Stock Option Plan ("the Plan"). The Plan provides for the granting of awards of up to 1,000,000 shares of common stock to sales representatives, officers, directors, consultants and employees. The awards can consist of stock options, restricted stock awards, deferred stock awards, stock appreciation rights and other stock-based awards as described in the Plan. Awards under the Plan will be granted as determined by the Board of Directors. At September 30, 2003, total awards available to be granted under the Plan amounted to 1,000,000 shares.

  On June 15, 1999, the Company granted 30,000 stock options under the 1998 Stock Option Plan. Since the Company uses the recognition and measurement principles of Accounting Principles Board Opinion No. 25, no Compensation cost was recognized for the stock options since the market value of the Company's common stock was equal to the exercise price of the options on the date of grant. In September 2003, all 30,000 options were forfeited.


  A  summary  of  the  status of the options granted under  the  Company's
  Stock Option Plan is presented below.

                             For the Three Months                   For the Nine Months              From Inception on
                             Ended September 30,                    Ended September 30,              February 11, 1998
                   ______________________________________   _______________________________________        Through
                          2003                2002                 2003                2002          September 30, 2003
                   __________________   _________________   __________________   __________________  __________________
                             Weighted            Weighted             Weighted             Weighted            Weighted
                             Average             Average              Average              Average             Average
                             Exercise            Exercise             Exercise             Exercise            Exercise
                    Shares   Price      Shares   Price       Shares   Price      Shares    Price      Shares   Price
                   _______   ________   ______   ________   _______   ________   ______    ________   ______   ________
   Outstanding at
    beginning of
    period          30,000   $  2.00    30,000   $  2.00     30,000   $ 2.00     30,000     $ 2.00         -   $     -
   Granted               -   $     -         -   $     -          -   $    -          -     $    -    30,000   $  2.00
   Exercised             -   $     -         -   $     -          -   $    -          -     $    -         -   $     -
   Forfeited        30,000   $  2.00         -   $     -     30,000   $ 2.00          -     $    -    30,000   $  2.00
   Expired               -   $     -         -   $     -          -   $    -          -     $    -         -   $     -
                   _______   ________   ______   ________   _______   ________   ______    ________   ______   ________
   Outstanding at
    end of period        -   $     -    30,000   $  2.00          -   $    -     30,000     $ 2.00         -   $     -
                   _______   ________   ______   ________   _______   ________   ______    ________   ______   ________
   Weighted
    average fair
    value of
    options granted
    during the
    period               -   $     -         -   $     -          -   $    -          -     $   -     30,000   $  1.99
                   _______   ________   ______   ________   _______   ________   ______    ________   ______   ________


  The fair value of each option and warrant granted is estimated on the date granted using the Black-Scholes option pricing model, with the following assumptions used for the grants on June 15, 1999: risk-free rate of 6.12%, expected dividend yield of zero, expected lives of 7 years and expected volatility of 200%.

NOTE 6 - RESEARCH AND DEVELOPMENT

  The Company expenses the costs of research and development as the costs are incurred. Research and development costs amounted to $56,888 and $98,685 for the nine months ended September 30, 2003 and 2002, respectively.

                    MICRO INTERCONNECT TECHNOLOGY, INC.
                       [A Development Stage Company]

             NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 7 - GAIN ON FORGIVENESS OF DEBT

  In September 2003, a former employee of the Company forgave $17,417 in compensation which had been previously accrued but not paid.

NOTE 8 - RELATED PARTY TRANSACTIONS

  Notes Payable - An officer/shareholder of the Company has made several loans to the Company. All of the notes payable are unsecured, are for six years and are payable in 36 monthly installments.

                                                     September December
                                                     30, 2003  31, 2002
                                                     ________  ________
  8% note payable to begin repayment in January 2005  $25,000   $25,000

  8% note payable to begin repayment in April 2005     25,000    25,000

  7% note payable to begin repayment in July 2005       6,000     6,000

  7% note payable to begin repayment in August 2005     6,000     6,000

  7% note payable to begin repayment in August 2005     8,000     8,000

  7% note payable to begin repayment in September 2005  8,000     8,000

  7% note payable to begin repayment in October 2005    8,000     8,000

  7% note payable to begin repayment in November 2005   8,000     8,000

  7% note payable to begin repayment in December 2005   6,000     6,000

  7% note payable to begin repayment in February 2006   8,000         -

  7% note payable to begin repayment in February 2006   5,000         -

  7% note payable to begin repayment in March 2006      1,500         -

  7% note payable to begin repayment in April 2006      4,500         -

  7% note payable to begin repayment in May 2006        1,000         -

  7% note payable to begin repayment in June 2006       1,500         -

  7% note payable to begin repayment in June 2006       4,000         -

  7% note payable to begin repayment in July 2006       1,000         -

  7% note payable to begin repayment in July 2006       3,000         -

  7% note payable to begin repayment in August 2006     4,000         -

  7% note payable to begin repayment in October 2006    2,500         -
                                                    _________  ________
                                                      136,000   100,000

  Less current portion                                      -         -
                                                    _________  ________
                                                    $ 136,000  $100,000
                                                    _________  ________

                    MICRO INTERCONNECT TECHNOLOGY, INC.
                       [A Development Stage Company]

             NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 8 - RELATED PARTY TRANSACTIONS [Continued]

  The notes payable mature as follows for the twelve-month periods ended:

            September 30,            Principal Due
             ___________              ___________
                 2004                  $        -
                 2005                      10,808
                 2006                      36,023
                 2007                      45,712
                 2008                      35,512
                 2009                       7,945
                                      ___________
                                       $  136,000
                                      ___________

  For the nine months ended September 30, 2003 and 2002, interest expense amounted to $6,816 and $2,956, respectively.

  Stock Warrants - In 1999, the Company approved the sale of warrants to purchase 45,250 shares of common stock to various directors, consultants and an attorney. Of the warrants approved for sale, 30,250 were to directors. As of September 30, 2003, directors of the Company continue to hold all 12,500 of the warrants which remain outstanding.

  License Agreement - The Company entered into a licensing agreement with an officer/shareholder of the Company for the exclusive rights to patents covering electronic interconnection manufacturing technologies in the United States of America and it's territories and possessions. The Company pays a royalty of 1% of gross sales and receipts for the rights. During the nine months ended September 30, 2003 and 2002, the Company paid costs of $11,830 and $8,746, respectively, to register additional patents owned by the officer and shareholder. Incurring these costs extended the licensing agreement to expire in 2018. The Company has expensed these costs as incurred. For the nine months ended September 30, 2003 and 2002, the Company had royalty expense of $16 and $31, respectively. As of September 30, 2003, royalties payable to the officer/shareholder totaled $174.

  Management Compensation - For the nine months ended September 30, 2003 and 2002, the Company paid approximately $1,200 and $2,000, respectively, as salary to the President. At September 30, 2003, the Company has accrued salary payable to its President of $109,300.

  Rent Agreement - The Company rents office space from a related party on a month-to-month basis. For the nine months ended September 30, 2003 and 2002, rent expense amounted to $12,600 and $12,600, respectively.

NOTE 9 - CONCENTRATIONS

  Location  -  The  Company  is located in Bedford,  New  Hampshire.   All
  activities of the Company are located in the Bedford area including all property and research.

  Sales - For the nine months ended September 30, 2003, all of the Company's sales are to a limited number of customers. The loss of these customers could adversely affect the Company's business and financial condition.

                    MICRO INTERCONNECT TECHNOLOGY, INC.
                       [A Development Stage Company]

             NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 10 - INCOME TAXES

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the Company to provide a net deferred tax asset or liability equal to the expected future tax benefit or expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards. At September 30, 2003, the Company has available unused operating loss carryforwards of approximately $750,000, which may be applied against future taxable income and which expire in various years through 2023. If certain substantial changes in the Company's ownership should occur, there will be an annual limitation on the amount of net operating loss carryforwards which can be utilized.

  At  September  30,  2003,  the  total of all  deferred  tax  assets  was approximately $376,000 and the total of all deferred tax liabilities was $0. The amount of and ultimate realization of the benefits from the deferred tax assets for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards, the Company has established a valuation allowance of approximately $376,000. The net change in the valuation allowance was approximately $41,000 during the nine months ended September 30, 2003.

  The temporary differences gave rise to the following deferred tax asset (liability):

                                               September 30,
                                                    2003
                                                ___________
         Excess of tax over financial
           accounting depreciation               $   14,561
         Accrued compensation                        46,217
         Accrued vacation                             1,511
         Related party accrued expenses              18,363
         Allowance for bad debt                         328
         Net operating loss carryover               294,732

  The components of federal income tax expense from continuing operations consisted of the following for the nine months ended:

                                               September 30,
                                                    2003
                                                ___________
         Current income tax expense:
           Federal                               $        -
           State                                          -
                                                ___________
         Net current tax expense                 $        -
                                                ___________

                    MICRO INTERCONNECT TECHNOLOGY, INC.
                       [A Development Stage Company]

             NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 10 - INCOME TAXES [Continued]

         Deferred tax expense (benefit) resulted from:
           Excess of tax over financial
             accounting depreciation             $      774
           Accrued compensation                     (9,469)
           Accrued vacation expense                     831
           Bad debt allowance                         (110)
           Related party accrued expenses           (7,633)
           Net operating loss carryover            (25,697)
           Valuation allowance                       41,304
                                                ___________
         Net deferred tax expense                $        -
                                                ___________

  Deferred  income  tax  expense results primarily from  the  reversal  of
  temporary   timing  differences  between  tax  and  financial  statement income.

  The reconciliation of income tax from continuing operations computed at the U.S. federal statutory tax rate to the Company's effective rate is as follows for the nine months ended:

                                               September 30,
                                                    2003
                                                ___________
         Computed tax at the expected
           federal statutory rate                     34.00%
         State income taxes, net of federal benefit    5.28
         Valuation allowance                         (39.28)
                                                ___________
         Effective income tax rates                    0.00%
                                                ___________

NOTE 11 - GOING CONCERN

  The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America which contemplate continuation of the Company as a going concern. However, the Company has current liabilities in excess of current assets and has not yet been successful in establishing profitable operations. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary additional funds through loans, through additional sales of its common stock or through the possible acquisition of other companies. There is no assurance that the Company will be successful in raising this additional capital.

                    MICRO INTERCONNECT TECHNOLOGY, INC.
                       [A Development Stage Company]

             NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 12 - FINANCING AGREEMENT

  On September 26, 2001 the Company entered into an agreement with ACG Advisors, LLC and ACG Securities, LLC ("Advisors"). The agreement provided that Advisors would assist the Company in raising up to $3,000,000 through equity or mezzanine securities. The agreement called for the Company to make five monthly payments of $2,000 and issue 50,650 shares of common stock to Advisors. The agreement also called for Advisors to receive 7.5% of the proceeds raised (reduced by the $2,000 monthly payments). This agreement expired on September 26, 2002 but was verbally extended. At December 31, 2002, the Company had paid $10,000 and issued 50,650 shares of common stock to Advisors which had been accounted for as deferred stock offering costs. In December 2002, the Company abandoned its plans for a stock offering and expensed the deferred stock offering costs of $11,819 as general and administrative expense.

NOTE 13 - LOSS PER SHARE

  The following data show the amounts used in computing loss per share:

                                                                      From
                                                                    Inception
                                                                       on
                          For the Three         For the Nine        February
                          Months Ended          Months Ended         11, 1998
                          September 30,         September 30,        through
                        ____________________  ____________________  September
                           2003       2002       2003       2002     30, 2003
                        _________  _________  _________  _________  _________
  Loss from operations
  available to common
  shareholders
  (numerator)           $(12,396) $(48,603)  $(105,155) $(142,050) $(916,848)
                        _________  _________  _________  _________  _________
  Weighted average
  number of common
  shares outstanding
  for the period
  (denominator)         1,317,100  1,266,450  1,317,100  1,266,450  1,199,587
                        _________  _________  _________  _________  _________

  At September 30, 2003, the Company had 12,500 outstanding warrants which were not used in the computation of loss per share because their effect would be anti-dilutive. Dilutive loss per share was not presented, as the Company had no common equivalent shares for all periods presented that would affect the computation of diluted loss per share.

NOTE 14 - SUBSEQUENT EVENT

  Warrants Forfeited - In October 2003, all 12,500 of the Company's outstanding warrants were forfeited.

  Epic Research Company, Inc. - The Company has formed Epic Research Company, Inc.("Epic"), a New Hampshire corporation, as a wholly-owned subsidiary which may be used as a vehicle for an acquisition, stock sale or other capital raising event that may come to fruition. Epic has not engaged in any operations and holds no material assets.

                                 PART III

Item 1.  Index to Exhibits.

Exhibit No.                 Exhibit Description                    Page

 2.1    Articles of Incorporation.                                  48

 2.2    Bylaws.                                                     49

 6.1    Patent Licensing Agreement - Incorporated by               n/a
        reference to Exhibit 99c to Amendment No. 3 of
        MITR's Registration Statement on Form SB-2/A (SEC
        File No. 333-52721), as filed with the Securities and Exchange Commission on February 1, 1999.

 6.2    Agreement for Facilities - Incorporated by reference        n/a
        to Exhibit 99d to Amendment No. 3 of MITR's
        Registration Statement on Form SB-2/A (SEC File No.
        333-52721), as filed with the Securities and Exchange Commission on February 1, 1999.

 6.3    Employment Agreement with N. Edward Berg Dated June         n/a
        1, 1999 - Incorporated by reference to Exhibit 10.4 to MITR's amended Annual Report on Form 10-KSB/A
        (SEC File No. 333-52721), as filed with the Securities and Exchange Commission on June 21, 2000.

 6.4    Agreement with ACG Advisors, LLC and ACG Securities,        n/a
        LLC dated September 26, 2001 - Incorporated by reference to Exhibit 10.5 to MITR's Annual Report on
        Form 10-KSB/A (SEC File No. 333-52721), as filed with the Securities and Exchange Commission on March
        25, 2003.

 6.5    Subscription Agreement with N. Edward Berg dated            58
        November 4, 2003.

  8     Asset Transfer and Assumption of Liabilities                62
        Agreement with MITR dated November 4, 2003.




                                SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2003

EPIC RESEARCH COMPANY, INC.

By:  /s/ N. EDWARD BERG, PRESIDENT
   N. Edward Berg, President-CEO

                                                               Exhibit 2.1
                         ARTICLES OF INCORPORATION
                                    OF
                        EPIC RESEARCH COMPANY, INC.


THE UNDERSIGNED, ACTING AS INCORPORATOR(S) OF A CORPORATION UNDER THE NEW HAMPSHIRE BUSINESS CORPORATION ACT, ADOPT(S) THE FOLLOWING ARTICLES OF INCORPORATION FOR SUCH CORPORATION:

      FIRST:    The name of the corporation is EPIC RESEARCH COMPANY, INC.

      SECOND:   The Corporation shall have authority to issue ten  million
(10,000,000) shares of no par value common stock.

      The Board of Directors shall have the right to determine any further preferences, limitations and the relative rights of any class of shares before the issuance of any shares of that class, or any series within a class before the issuance of any shares of that series.

      THIRD: The address of the initial registered office of the corporation is 900 Elm Street, P.O. Box 326, Manchester, New Hampshire 03105-0326, and the name of its initial registered agent at such address is Richard A. Samuels, Esquire.

     FOURTH:   The name and address of each incorporator is:

              Name                           Address

          Alan R. Gutzmer          900  Elm  Street, P.O.  Box 326
                                   Manchester, NH 03105-0326

      FIFTH:   The capital stock will be sold or offered  for  sale within the meaning of New Hampshire RSA Chapter 421-B.

      SIXTH:          To the fullest extent now or hereafter permitted  by
law, no director or officer of the corporation shall be personally liable to the corporation or its shareholders for monetary damages for any action or failure to take action as a director or officer. No amendment or repeal of this article shall have any effect on any right or protection of any director or officer for or with respect to acts or omissions occurring prior to such amendment or repeal.

      SEVENTH: The name and address of the individual who is to serve as initial director is:

               Name                     Address

          N. Edward Berg           70 Horizon Drive
                                   Bedford, NH 03110

      EIGHTH: To the fullest extent now or hereafter permitted by law, any action that may be taken at a shareholders' meeting may be taken without a meeting without prior notice and without a vote if the action is taken in the form of one or more written consents by all of the number of shareholders having not less than the minimum number of votes that would be necessary to take the action at a meeting at which all shares entitled to vote on the action were present and voted.


                                       /s/ Alan R. Gutzmer
                                   Alan R. Gutzmer, Incorporator

Dated: June 10, 2003

                                                               Exhibit 2.2

                                  BYLAWS
                                    OF
                        EPIC RESEARCH COMPANY, INC.


                            ARTICLE I - Offices
Section 1.1 Business Office. The principal office of the corporation shall be located either within or outside the State of New Hampshire, as the board of directors may designate. The corporation may have such other offices, either within or outside the State of New Hampshire, as the board of directors may designate or as the business of the corporation may require from time to time.

Section 1.2 Registered Office. The registered office of the corporation required by the New Hampshire Business Corporation Act shall be located within the State of New Hampshire and may but need not be identical with the corporation's principal office if the same is located in New Hampshire; provided, however, that the registered office of the Corporation shall be the business office or residence of the registered agent.

                         ARTICLE II - Shareholders
Section 2.1 Annual Meeting. The annual meeting of the shareholders shall be held on the second Tuesday in the month of March in each year, at the hour of 10:00 a.m., or at such other time or on such other day as shall be fixed by the board of directors, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting is a legal holiday in the State of New Hampshire, such meeting shall be held on the next succeeding business day.

Section 2.2 Special Meetings. Special meetings of the shareholders for any purpose or purposes, unless otherwise prescribed by statute, may be called by the president, the chairman, or the board of directors and shall be called upon written demand of the holders of not less than one-tenth (1/10) of all outstanding votes of the corporation entitled to be cast at the meeting, which demand shall be delivered to the corporation's secretary and shall describe the purpose or purposes for which the meeting is to be held.

Section 2.3 Place of Meeting. The board of directors or any person authorized to call an annual or special meeting may designate any place, either within or outside the State of New Hampshire, as the place of meeting for any annual meeting or for any special meeting of the shareholders, unless all shareholders entitled to vote at a meeting designate, by written consents which may be in the form of waivers of notice or otherwise, a different place either within or outside the State of New Hampshire as the place for the holding of such meeting. If no designation is made by either the directors or the unanimous action of the shareholders, or if a special meeting is otherwise called, the place of meeting shall be the principal office of the corporation in the State of New Hampshire.

Section 2.4 Notice of Meeting.

      (a) Required Notice. Written notice stating the place, day and hour of the meeting, and in the case of a special meeting the purpose or purposes for which the meeting is called, shall unless otherwise prescribed by statute be delivered not fewer than ten (10) nor more than sixty (60) days prior to the date of the meeting, either personally or by mail, by or at the direction of the president, the secretary, or the officer or other persons calling the meeting, to each shareholder of record entitled to receive notice of such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.

      (b) Adjourned Meeting. If any shareholder meeting is adjourned to a different date, time, or place, notice need not be given of the new date, time, and place if the same is announced at the meeting before adjournment. If a new record date for the adjourned meeting is or must be fixed (see Section 2.5 of this Article II) then notice must be given pursuant to the requirements of paragraph (a) of this Section 2.4 to those persons who are shareholders as of the new record date.

      (c) Waiver of Notice. A shareholder may waive notice of the meeting, or any other notice required by the New Hampshire Business Corporation Act, articles of incorporation, or bylaws, by a writing signed by the shareholder entitled to the notice, which writing shall be delivered to the corporation either before or after the date and time stated in the notice for inclusion in the minutes or filing with the corporate records.

      A shareholder's attendance at a meeting:

          (1) waives objection to lack of notice or defective notice of the meeting unless the shareholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting;

          (2) waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the shareholder objects to considering the matter when it is presented.

      (d) Contents of Notice. The notice of each special shareholder meeting shall include a description of the purpose or purposes for which the meeting is called and shall be accompanied by such other materials as are required by the New Hampshire Business Corporation Act. Except as provided in the New Hampshire Business Corporation Act, the notice of an annual shareholder meeting need not include a description of the purpose or purposes for which the meeting is called.

Section 2.5 Fixing of Record Date. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or at any adjournment thereof, or for determining shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the board of directors may, in advance, fix a date as the record date, which date in any case shall be not more than seventy (70) days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or for the determination of shareholders entitled to receive payment of a dividend, the record date for the determination of such shareholders shall be:

      (a) with respect to an annual shareholder meeting or any special shareholder meeting called by the board or any person authorized to call the meeting, the day before the first notice is delivered to shareholders;

      (b) with respect to a special shareholder meeting demanded by the shareholders, the date the first shareholder signs the demand;

      (c) with respect to actions taken in writing without a meeting pursuant to RSA 293-A:7.04, the date the first shareholder signs a consent; and

      (d) with respect to a distribution to shareholders (other than one involving a repurchase or reacquisition of shares), the date the board authorizes the distribution.

Section 2.6 Shareholder List. The officer or agent having charge of the stock transfer books for shares of the corporation shall make a complete record of the shareholders entitled to vote at each meeting of shareholders or at any adjournment thereof, arranged in alphabetical order, with the address of each shareholder and the number of shares held by each. The list must be arranged by voting group, if applicable, and within each voting group by class or series of shares, if applicable. The shareholder list must be available for inspection by any shareholder beginning two (2) business days after the giving of notice of the meeting for which the list was prepared and continuing through the meeting. The list shall be available at the corporation's principal office or at a place identified in the meeting notice in the city or town where the meeting is to be held. A shareholder or his agent or attorney is entitled upon written demand to inspect and, subject to the requirements of the New Hampshire Business Corporation Act, to copy the shareholder list during regular business hours and at his expense during the period the list is available for inspection.

Section 2.7 Quorum. If the articles of incorporation or the New Hampshire Business Corporation Act provide for voting by a single voting group on a matter, action on that matter is taken when voted upon by that voting group.

      Shares entitled to vote as a separate voting group may take action on a matter at a meeting only if a quorum of those shares exists with respect to that matter. Unless the articles of incorporation, these bylaws, or the New Hampshire Business Corporation Act provide otherwise, a majority of the votes entitled to be cast on the matter by the voting group constitutes a quorum of that voting group for action on that matter.

      If the articles of incorporation or the New Hampshire Business Corporation Act provide for voting by two or more voting groups on a matter, action on that matter is taken only when voted upon by each of those voting groups counted separately as provided in RSA 293-A:7.25. Action may be taken by one voting group on a matter even though no action is taken by another voting group entitled to vote on that matter.

      Once a share is represented for any purpose at a meeting it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for such adjourned meeting.

      If a quorum exists, a matter (other than the election of directors) is approved by a voting group if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless the articles of incorporation, these bylaws, or the New Hampshire Business Corporation Act require a greater number of affirmative votes.

Section 2.8 Proxies. At all meetings of shareholders a shareholder may vote in person or by proxy executed in writing by the shareholder or by his duly authorized attorney-in-fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution unless otherwise provided in the proxy.

Section 2.9 Voting of Shares. Each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to a vote at a meeting of shareholders.

Section 2.10 Voting of Shares by Certain Holders. Shares standing in the name of another corporation may be voted by an officer, agent, or proxy of such corporation as its bylaws may prescribe or, in the absence of any such provision, as its board of directors may determine.

      Shares of the corporation's stock are not entitled to vote if they are owned, directly or indirectly, by another corporation, whether domestic or foreign, and the corporation owns, directly or indirectly, a majority of the shares entitled to vote for directors of such other corporation; provided, however, that the power of a corporation to vote any shares, including its own shares, held by it in a fiduciary capacity shall not be limited by the foregoing restriction.

      Redeemable shares of the corporation's stock are not entitled to vote after notice of redemption has been mailed to the stockholders and a sum sufficient to redeem said shares has been deposited with a bank, trust company, or other financial institution under an irrevocable obligation to pay the redemption price to the holders upon surrender of their shares.

Section 2.11  Corporation's Acceptance of Votes.

      (a) If the name signed on a vote, consent, waiver, or proxy corresponds to the name of a shareholder, the corporation, if acting in good faith, is entitled to accept the vote, consent, waiver, or proxy and give it effect as the act of the shareholder.

      (b) If the name signed on a vote, consent, waiver, or proxy does not correspond to the name of its shareholder, the corporation, if acting in good faith, is nevertheless entitled to accept the vote, consent, waiver, or proxy and give it effect as the act of the shareholder if:

          (1) the shareholder is an entity as defined in the New Hampshire Business Corporation Act and the name signed purports to be that of an officer or agent of the entity; or

          (2) the name signed purports to be that of an administrator, executor, guardian, or conservator representing the shareholder and, if the corporation requests, evidence of fiduciary status acceptable to the corporation has been presented with respect to the vote, consent, waiver, or proxy; or

          (3) the name signed purports to be that of a receiver or trustee in bankruptcy of the shareholder and, if the corporation requests, evidence of this status acceptable to the corporation has been presented with respect to the vote, consent, waiver, or proxy; or

          (4) the name signed purports to be that of a pledgee, beneficial owner, or attorney-in-fact of the shareholder and, if the corporation requests, evidence acceptable to the corporation of the signatory's authority to sign for the shareholder has been presented with respect to the vote, consent, waiver, or proxy; or

          (5) two or more persons are shareholders as co-tenants or fiduciaries and the name signed purports to be the name of at least one of the co-tenants and the person signing appears to be acting on behalf of all of the co-tenants.

      (c) The corporation is entitled to reject a vote, consent, waiver, or proxy if the secretary or other officer or agent authorized to tabulate votes, acting in good faith, has reasonable basis for doubt about the validity of the signature on such vote, consent, waiver, or proxy, or about the signatory's authority to sign for the shareholder.

      (d) The corporation and its officer or agent who accepts or rejects a vote, consent, waiver, or proxy in good faith and in accordance with the standards of this section are not liable for damages to the shareholder for the consequences of acceptance or rejection.

      (e) Corporate action based upon the acceptance or rejection of a vote, consent, waiver, or proxy under this section is valid unless a court of competent jurisdiction determines otherwise.

Section 2.12  Informal Action by Shareholders.

      (a) Unanimous Consent. Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if one or more consents in writing, setting forth the action so taken and signed by all of the shareholders entitled to vote with respect to the subject matter thereof (except as may be provided by the next paragraph) are delivered to the corporation for inclusion in the minutes or filing in the corporate record book. If the action to be taken requires that notice be given to non-voting shareholders, the corporation shall give the non-voting shareholders written notice of the proposed action at least ten
(10) days before the action is taken, which notice shall contain or be accompanied by the same material that would have been required to be sent to a non-voting shareholder in a notice of meeting at which the proposed action would have been submitted to the shareholders for action. A consent signed under this section has the same effect as a vote taken at a meeting and may be described as such in any document.

      (b) Less Than Unanimous Consent. If provided in the articles of incorporation, any action required or permitted to be taken at a shareholder meeting may be taken without a meeting, without prior notice and without a vote, by that number of shareholders having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted. The action must be evidenced by one or more written consents describing the action taken and signed by that number of shareholders required to take such action, indicating the date of the signature of each shareholder and delivered by hand, or by certified or registered mail, return receipt requested, to the corporation for inclusion in the minutes or for filing with the corporate records. No written consent shall be effective to take the corporate action referred to therein unless it is delivered in the manner required by this paragraph to the corporation within sixty (60) days of the earliest dated consent. The date of the corporate action shall be the date of delivery to the corporation as required by this paragraph. The corporation must give the shareholders who did not consent in writing (including holders of non-voting shares, if any) prompt written notice of the action. The notice shall contain or be accompanied by the same material that would have been required to be sent to a non-voting shareholder in a notice of meeting at which the proposed action would have been submitted to the shareholders for action including, when appropriate, the dissenters' notice required by RSA 293-A:13.22. The dissenters' notice shall be sent no later than ten (10) days after the date on which the corporate action was taken.


                     ARTICLE III - Board of Directors
Section 3.1 General Powers. The business and affairs of the corporation shall be managed under the direction of the board of directors.

Section 3.2 Number, Tenure and Qualifications. The number of directors of the corporation shall be not fewer than one (1) and not more than ten
(10), as the board of directors shall determine. Each director shall hold office until the next annual meeting of shareholders and until his successor shall have been elected and qualified. Directors need not be residents of the State of New Hampshire or shareholders of the corporation.

Section 3.3 Regular Meetings. A regular meeting of the board of directors shall be held without notice other than this bylaw provision immediately after and at the same place as the annual meeting of shareholders. The board of directors may provide by resolution the time and place, either within or outside the State of New Hampshire, for the holding of additional regular meetings without notice other than such resolution.

Section 3.4 Special Meetings. Special meetings of the board of directors may be called by or at the request of the president, the chairman, or any two directors. The person or persons authorized to call special meetings of the board of directors may fix any place, either within or without the State of New Hampshire, as the place for holding any special meeting of the board of directors called by such person or persons.

Section 3.5 Notice. Effective notice of any special meeting shall be given at least two (2) days prior to the meeting by written notice to each director unless oral notice is reasonable under the circumstances. Such notice may be communicated in person, by telephone, telegraph, teletype, FAX, or other form of wire or wireless communication; by mail or by private carrier; or by such other means as are allowed by the New Hampshire Business Corporation Act. Written notice is effective at the earlier of: receipt, five (5) days after deposit in the U.S. mail, or, if sent by certified mail, on the date shown on the return receipt. Oral notice is effective when communicated. Any director may waive notice of any meeting by signing a written waiver of notice which shall be filed with the corporation's minutes or corporate records. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting except where a director attends a meeting for the express purpose of objecting to the transaction of any business thereat and at the beginning of the meeting (or promptly upon his arrival) objects to holding the meeting or transacting business at the meeting and thereafter does not vote for or assent to any action at the meeting. Neither the business to be transacted at nor the purpose of any regular or special meeting of the board of directors need be specified in the notice or waiver of notice of such meeting.

Section 3.6 Telephone Participation and Meeting. All directors may participate in a regular or special meeting or may hold such meetings by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence at the meeting.

Section 3.7 Quorum. A majority of the number of directors fixed in the manner prescribed by Section 3.2 shall constitute a quorum for the transaction of business at any meeting of the board of directors.

Section 3.8 Manner of Acting. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors.

Section 3.9 Action Without a Meeting. Any action required or permitted to be taken by the board of directors at a meeting may be taken without a meeting if a consent or consents in writing setting forth the action so taken shall be signed by all of the directors and filed with the corporate records.

Section 3.10 Vacancies. If a vacancy occurs on the board of directors, including a vacancy resulting from an increase in the number of directors, the shareholders may fill the vacancy. During such time that the shareholders fail or are unable to fill such vacancy, then and until the shareholders act:

      (a)   the board of directors may fill the vacancy; or

      (b) if the directors remaining in office constitute fewer than a quorum of the board, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

      If the vacant office was held by a director elected by a voting group of shareholders, only the holders of shares of that voting group are entitled to vote to fill the vacancy if it is filled by the shareholders.

      A vacancy that will occur at a specific later date (by reason of a resignation effective at a later date) may be filled before the vacancy occurs but the new director may not take office until the vacancy occurs.

      The term of a director elected to fill a vacancy expires at the next shareholder meeting at which directors are elected. If the term expires, however, such director shall continue to serve until his successor is elected and qualified or until there is a decrease in the number of directors.

Section 3.11 Compensation. By resolution of the board of directors, each director may be paid his expenses, if any, of attendance at each meeting of the board of directors and may be paid a stated retainer as director or a fixed sum for attending each meeting of the board of directors or both. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

Section 3.12 Presumption of Assent. A director who is present when corporate action is taken at a meeting of the board of directors or a committee of the board of directors is deemed to have assented to the action taken unless: (1) he objects at the beginning of the meeting (or promptly upon his arrival) to holding such meeting or to transacting business thereat, or (2) his dissent or abstention from the action taken is entered in the minutes of the meeting, or (3) he delivers written notice of his dissent or abstention to the presiding officer of the meeting before its adjournment or to the corporation immediately after adjournment of the meeting. The right of dissent or abstention is not available to a director who votes in favor of the action taken.

Section 3.13  Director Committees.

      (a) Creation of Committees. Unless the articles of incorporation provide otherwise, the board of directors may create one or more committees and appoint members of the board of directors to serve on them. Each committee must have two or more members who shall serve at the pleasure of the board of directors.

      (b) Selection of Members. The creation of a committee and the appointment of members to it must be approved by the greater of (1) a majority of all the directors in office when the action is taken, or (2) the number of directors required by the articles of incorporation to take such action under RSA 293:A-8.24.

      (c) Required Procedures. Sections 3.3, 3.4, 3.5, 3.6, 3.7, 3.8 and 3.9 of these bylaws, which govern meetings, action without meetings, notice and waiver of notice and quorum and voting requirements of the board of directors, apply to committees and their members.

      (d) Authority. To the extent specified by the board of directors or in the articles of incorporation or bylaws, each committee may exercise the authority of the board of directors pursuant to RSA 293-A:8.01; provided, however, that a committee may not:

          (1)      authorize distributions;

          (2)      approve action that the New Hampshire
                   Business Corporation Act requires be approved by shareholders;

          (3) fill vacancies on the board of directors or on any of its committees;

          (4)      amend the articles of incorporation pursuant to
                   Section 10.02 of the New Hampshire Business Corporation Act;

          (5)      adopt, amend, or repeal bylaws;

          (6) approve a plan of merger not requiring shareholder approval;

          (7) authorize or approve reacquisition of shares, except according to a formula or method prescribed by the board of directors; or

          (8) authorize or approve the issuance or sale or contract for sale of shares, or determine the designation and relative rights, preferences and limitations of a class or series of shares, except that the board of directors may authorize a committee (or a senior executive officer of the corporation) to do so within limits specifically prescribed by the board of directors.

                           ARTICLE IV - Officers
Section 4.1 Number. The officers of the corporation shall be a president and a secretary, both of whom shall be appointed by the board of directors. Such other officers and assistant officers as may be deemed necessary may be appointed by the board of directors. Any two or more offices may be held by the same person.

Section 4.2 Appointment and Term of Office. The officers of the corporation shall be appointed annually by the board of directors at the first meeting of the board of directors held after each annual meeting of the shareholders. If the appointment of officers shall not be made at such meeting, such appointment shall be made as soon thereafter as conveniently may be. Each officer shall hold office until his successor shall have been duly appointed and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.

Section 4.3 Removal. Any officer or agent may be removed by the board of directors whenever, in its judgment, the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Appointment of an officer or agent shall not in and of itself create contract rights.

Section 4.4 Vacancies. A vacancy in any office because of death, resignation, removal, disqualification, or otherwise may be filled by the board of directors for the unexpired portion of the term.

Section 4.5 Chairman of the Board. The chairman of the board of directors, if any is appointed, shall be the principal officer of the board of directors and shall in general supervise and control the business and affairs of the board. He shall, when present, preside at all meetings of the board of directors. He may sign with the secretary or with any other proper officer of the corporation thereunto authorized by the board of directors: certificates for shares of the corporation, deeds, mortgages, bonds, contracts, or other instruments which the board of directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the board of directors or by these bylaws to some other officer or agent of the corporation, or which is required by law to be otherwise signed or executed.

Section 4.6 President. The president shall be the principal executive officer of the corporation and, subject to the control of the board of directors, shall in general supervise and control all of the business and affairs of the corporation. He shall, when present, preside at all meetings of the shareholders and, unless the board has elected a chairman, at meetings of the board of directors. He may sign with the secretary or with any other proper officer of the corporation thereunto authorized by the board of directors, certificates for shares of the corporation the issuance of which shall have been authorized by resolution of the board, deeds, mortgages, bonds, contracts, or other instruments which the board of directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the board of directors or by these bylaws to some other officer or agent of the corporation, or which is required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the board of directors from time to time.

Section 4.7 Vice-Presidents. In the absence of the president or in the event of his death, inability, or refusal to act, the vice-president, if any (or, in the event there be more than one vice-president, the vice-presidents in the order designated at the time of their election or, in the absence of any designation, then in the order of their election) shall perform the duties of the president and when so acting shall have all the powers of and be subject to all the restrictions upon the president. Any vice-president may sign, with the secretary or with an assistant secretary, certificates for shares of the corporation the issuance of which shall have been authorized by resolution of the board and shall perform such other duties as from time to time may be assigned to him by the president or by the board of directors.

Section 4.8 Secretary. The secretary shall: (a) keep the minutes of the proceedings of the shareholders and of the board of directors in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these bylaws or as required by law; (c) be custodian of the corporate records of the corporation; (d) keep a register of the post office address of each shareholder which shall be furnished to the secretary by such shareholder; (e) sign with the president or a vice-president certificates for shares of the corporation the issuance of which shall have been authorized by resolution of the board of directors; (f) have general charge of the stock transfer books of the corporation; and (g) in general perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the president or by the board of directors.

Section 4.9 The Treasurer. The treasurer if any is appointed and, if none, then the president shall: (a) have charge and custody of and be responsible for all funds and securities of the corporation; (b) receive and give receipts for monies due and payable to the corporation from any source whatsoever and deposit all such monies in the name of the corporation in such banks, trust companies, or other depositories as may be authorized by the board of directors; (c) sign with the president or a vice president certificates for shares of the corporation the issuance of which shall have been authorized by resolution of the board of directors; and (d) in general perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned to him by the president or by the board of directors.

Section 4.10 Assistant Secretaries and Assistant Treasurers. The assistant secretaries or assistant treasurers, when authorized by the board of directors, may sign with the president or a vice-president certificates for shares of the corporation the issuance of which shall have been authorized by a resolution of the board of directors. The assistant secretaries and assistant treasurers, in general, shall perform such duties as shall be assigned to them by the secretary or the treasurer, respectively, or by the president or the board of directors.

Section 4.11 Salaries. The salaries of the officers shall be fixed from time to time by the board of directors and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the corporation.

          ARTICLE V - Certificates for Shares and Their Transfer
Section 5.1 Certificates for Shares. Certificates representing shares of the corporation shall be in such form as shall be determined by the board of directors. Such certificates shall be signed by the president or a vice-president, or chairman or vice chairman of the board of directors, and by the secretary or an assistant secretary, or the treasurer or an assistant treasurer, and may be sealed with the corporate seal or a facsimile thereof. The signatures of such officers upon a certificate may be facsimiles if the certificate is manually signed on behalf of a transfer agent or a registrar other than the corporation itself or one of its employees. Each certificate for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the corporation. All certificates surrendered to the corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except that in case of a lost, destroyed, or mutilated certificate a new one may be issued therefor upon such terms and indemnity to the corporation as the board of directors may prescribe.

Section 5.2 Shares Without Certificates. The board may authorize the issuance of some or all of the shares or of any or all of its classes or series without certificates. Within a reasonable time after the issue or transfer of shares without certificates, the corporation shall send the shareholder a written statement of the information that is otherwise required to be included in a share certificate under the New Hampshire Business Corporation Act and a statement of any restrictions upon transfer of the shares, if applicable.

Section 5.3 Transfer of Shares. Transfer of shares of the corporation shall be made only on the stock transfer books of the corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the secretary of the corporation, and upon surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the books of the corporation shall be deemed by the corporation to be the owner thereof for all purposes.

Section 5.4 S Election Transfer Restriction. Notwithstanding any other transfer restrictions contained in these bylaws or in any agreement by and among the shareholders or by and among the corporation and its shareholders, at any time during which the corporation has an election in effect to be taxed pursuant to Subchapter S of the Internal Revenue Code of 1986, I.R.C. Section 1361, et seq., or any successor provisions of the Internal Revenue Code, no shareholder shall transfer all or part of his shares of stock in the corporation to any person or entity who is not an eligible shareholder of shares of an S corporation stock pursuant to I.R.C. Section 1361, the Treasury Regulations promulgated thereunder, or any successor provisions without first securing the unanimous written consent of the corporation's shareholders. Upon any shareholder's receipt or the extension of any offer to sell, exchange, or transfer shares to an ineligible shareholder subject to this section, the shareholder making or receiving such offer shall notify the corporation's board of directors, who shall then call a special meeting of the shareholders for the purpose of granting unanimous approval of or rejecting the proposed transfer.

                          ARTICLE VI - Dividends
      The board of directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and by the corporation's articles of incorporation.

                       ARTICLE VII - Corporate Seal
      The board of directors may authorize a corporate seal which shall have inscribed thereon the name of the corporation and the state and year of incorporation.

                      ARTICLE VIII - Emergency Bylaws
      Unless the articles of incorporation provide otherwise, the following provisions of this Article VIII ("Emergency Bylaws"), shall be effective when a quorum of the corporation's directors cannot be readily assembled because of some catastrophic event (an "emergency"). During such emergency:

Section 8.1 Notice of Board Meetings. Any member of the board of directors or any of the officers may call a meeting of the board of directors. Notice of such meeting need be given only to those directors whom it is practicable to reach, and may be given in any practical and reasonable manner under the circumstances, including by publication and radio.

Section 8.2 Temporary Directors and Quorum. One or more officers of the corporation present at the emergency board meeting, as is necessary to achieve a quorum, shall be considered to be directors for the meeting, and shall so serve in order of rank, and within the same rank, in order of seniority.

Section 8.3 Actions Permitted To Be Taken. The board as constituted in paragraph 8.2, and after notice as set forth in paragraph 8.1 may:

      (a)   prescribe emergency powers to any officer of the corporation;

      (b) delegate to any officer or director, any of the powers of the board of directors;

      (c) designate lines of succession of officers and agents in the event that any of them are unable to discharge their duties;

      (d) relocate the principal place of business or designate successive or simultaneous principal places of business; or

      (e) take any other action convenient, helpful, or necessary to carry on the business of the corporation.

                          ARTICLE IX - Amendments
      Except as otherwise provided by applicable law, these bylaws may be altered, amended, or repealed and new bylaws may be adopted by the board of directors, subject to repeal or change by action of the shareholders.

           ARTICLE X - Indemnification of Directors and Officers
      The corporation shall indemnify each of its directors or officers, or former directors or officers, or any person who may have served at its request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise, to the fullest extent permitted by law.

                                                               Exhibit 6.5
                          SUBSCRIPTION AGREEMENT

Epic Research Company, Inc.
70 Horizon Drive
Bedford, NH 03310

Gentlemen:

     This Subscription Agreement is made by and between EPIC RESEARCH COMPANY, INC., a New Hampshire corporation having a business address of 70 Horizon Drive, Bedford, New Hampshire (the "Corporation") and N. Edward Berg (the "Investor") who is subscribing hereby for shares of the Corporation's no par value common stock (the "Shares") pursuant to the terms and conditions of this Subscription Agreement.

     In consideration of the Corporation's agreement to sell 50,000 Shares to the Investor and to cause such Shares to be issued to the Investor upon the terms and conditions set forth in this Subscription Agreement, the Investor agrees and represents as follows:

A.   Subscription

     1. Subject to the terms of this Subscription Agreement, the Investor hereby irrevocably subscribes for and agrees to purchase 50,000 Shares at a purchase price of Twenty-two Cents ($3.33) per Share (the "Subscription"). Simultaneously with the delivery of the signature page to this Subscription Agreement, the Investor shall deliver to the Corporation payment (the "Payment") in the amount of One Hundred Sixty-five Thousand Dollars ($165,000).

     2. The expiration date of this offering is December 15, 2003, (the "Expiration Date"), unless extended by the Corporation for a period of 120 days. All sales must be completed not later than the Expiration Date, which date may be extended at the discretion of the Corporation to a date not later than 120 days after the Expiration Date.

     3. The Investor hereby acknowledges receipt of a copy of the Corporation's By-Laws and Articles of Incorporation, and hereby specifically accepts and adopts each and every term of those documents as they relate to ownership of Shares and agrees to be bound thereupon by the
(a) execution and delivery by the Investor to the Corporation of the signature page to this Subscription Agreement and (b) acceptance by the Corporation of the Investor's Subscription Agreement.

B.   Representations and Warranties

     1. In order to induce the Corporation to accept this subscription, the Investor hereby represents and warrants to, and covenants with, the Corporation as follows:

          (i) The Investor has carefully read this Subscription Agreement and has not been furnished with any other materials or literature relating to the offer and sale of the Shares;

          (ii) The Investor has had a reasonable opportunity to ask questions of and receive answers from the Corporation concerning the Corporation and this offering, and all such questions, if any, have been answered to the full satisfaction of the Investor;

          (iii) The Investor has such knowledge and expertise in financial and business matters that the Investor is capable of evaluating the merits and risks involved in an investment in the Shares. The Investor is familiar with the business and operations and the proposed business and operations of the Corporation and understands and has evaluated the merits and risks of a purchase of the Shares. In evaluating the suitability of an investment in the Shares, the Investor has not been furnished with nor relied upon any representations or other information (whether oral or written) from the Corporation. The Investor has carefully considered and has, to the extent the Investor believes such discussion necessary, discussed with the Investor's professional legal, tax, accounting and financial advisors the suitability of an investment in the Shares and has determined that the Shares being subscribed for by the Investor are a suitable investment for the Investor;

          (iv) Except as set forth in the Subscription Agreement, no representations or warranties have been made to the Investor by the Corporation or any agent, employee or affiliate of the Corporation and, in entering into this transaction, the Investor is not relying upon any information other than that contained in this Subscription Agreement and the results of independent investigation by the Investor;

          (v) The Investor understands that (a) the Shares have not been registered under the Securities Act of 1933, as amended (the "Act") or the securities laws of any state, based upon an exemption from such registration requirements for non-public offerings pursuant to Regulation D under the Act; (b) the Shares are and will be "restricted securities", as said term is defined in Rule 144 of the Rules and Regulations promulgated under the Act; (c) the Shares may not be sold or otherwise transferred unless they have been first registered under the Act and all applicable state securities laws, or unless exemptions from such registration provisions are available with respect to said resale or transfer; (d) other than as set forth in this Subscription Agreement, the Corporation is under no obligation to register the Shares under the Act or any state securities laws, or to take any action to make any exemption from any such registration provisions available; and (e) the certificates for the Shares will bear a legend to the effect that the transfer of the securities represented thereby is subject to the provisions hereof;

          (vi) The Investor is acquiring the Shares solely for the account of the Investor, for investment purposes only, and not with a view towards the resale or distribution thereof;

          (vii) The Investor will not sell or otherwise transfer any of the Shares, or any interest therein, unless and until (a) the Shares shall have first been registered under the Act and all applicable state securities laws; or (b) the Investor shall have first delivered to the Corporation a written opinion of counsel (which counsel and opinion (in form and substance) shall be reasonably satisfactory to the Corporation), to the effect that the proposed sale or transfer is exempt from the registration provisions of the Act and all applicable state securities laws;

          (viii) The Investor has full power and authority to execute and deliver this Subscription Agreement and to perform the obligations of the Investor hereunder, and this Subscription Agreement is a legally binding obligation of the Investor in accordance with its terms;

          (ix) The Investor recognizes that an investment in the Corporation involves substantial risk. The Investor has had a reasonable opportunity to ask questions of and receive answers from the Corporation concerning risk factors related to the purchase of the Shares including, among other things, the Corporation's lack of an operating history, regulatory requirements, competition, arbitrary offering price, no market for the Shares, dilution, no anticipated dividends and no assurance that the Corporation will be able to meet its projections. The Investor understands all of the risk factors related to the purchase of the Shares, including, but not limited to, those set forth in this Subscription Agreement;

          (x) All of the representations and warranties of the Investor contained in this Subscription Agreement and all information furnished by the Investor to the Corporation pursuant to this Subscription Agreement are true, accurate, complete and correct in all respects and if there should be any material change in such representations, warranties and information prior to the Investor's subscription being accepted, the Investor will immediately furnish such revised or corrected information to the Corporation;

          (xi) The Investor shall indemnify and hold harmless the Corporation, its affiliates and their respective trustees, officers, directors, partners, employees and professional advisers from and against any and all claims, losses, damages, liabilities or expenses whatsoever (including, but not limited to, costs, reasonable attorneys' fees and any and all expenses whatsoever reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever) arising out of any actual or alleged misrepresentation or misstatement of facts or omissions to represent or state facts made by the Investor to any such party concerning the Investor or the Investor's financial position in connection with the offering or sale of the Shares, including, without limitation, any such misrepresentation, misstatement, or any breach of the Investor's representations and warranties contained in this Subscription Agreement or the Investor's failure to fulfill any of its covenants or agreements contained in this Subscription Agreement;

          (xii) The representations, warranties and covenants herein contained are made and given by the Investor to induce the Corporation to sell and issue Shares to the Investor, and each representation, warranty and covenant constitutes a material portion of the consideration therefor; and

          (xiii) The foregoing representations, warranties and agreements shall survive the Closing and any investigation by the Corporation.

C.   Understandings

          1. The Investor understands that this subscription is not binding upon the Corporation until the Corporation accepts it, which acceptance is at the sole discretion of the Corporation and is to be evidenced by the Corporation's execution of this Subscription Agreement where indicated. This Subscription Agreement shall be null and void if the Corporation does not accept it as aforesaid.

          2. The Investor understands that the Corporation may, in its sole discretion, reject this subscription.

          3. No Federal or state agency has made any finding or determination as to the accuracy or adequacy of this Subscription Agreement or as to the fairness of the terms of this offering for investment, nor any recommendation or endorsement of the Shares.

          4. Any assumptions, estimates and forecasts set forth in this Subscription Agreement have been included therein for purposes of illustration only and no assurance is given that actual results will correspond with the results contemplated by the various assumptions set forth therein.

          5. The Investor acknowledges that the information contained in this Subscription Agreement is confidential and non-public and agrees that all such information shall be kept in confidence by the Investor and neither used by the Investor to the Investor's personal benefit (other than in connection with this Subscription) nor disclosed to any third party for any reason; provided, however, that this obligation shall not apply to any such information which (a) is part of the public knowledge or literature readily accessible on the date hereof, (b) becomes part of the public knowledge or literature and readily accessible by publication (except as a result of a breach of this provision); or (c) is received from third parties (except third parties who disclose such information in violation of any confidentiality agreements, including, without limitation, any subscription agreement they may have entered into with the Corporation or its affiliates).

D.   Miscellaneous

          1. Neither this Subscription Agreement nor any of the rights of the Investor hereunder may be transferred or assigned by the Investor.

          2. This Subscription Agreement (i) may only be modified by a written instrument executed by the Investor and the Corporation; (ii) sets forth the entire agreement of the Investor and the Corporation with respect to the subject matter hereof; (iii) shall be governed by the laws of the State of New Hampshire applicable to contracts made and to be wholly performed therein, with regard to New Hampshire's conflicts of laws principles; and (iv) shall inure to the benefit of, and be binding upon the Corporation and the Investor and their respective heirs, legal representatives, successors and permitted assigns.

          3. All notices or other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or mailed by certified or registered mail, return receipt requested, postage prepaid, as follows: if to the Investor, to the address set forth in the Signature Page; and if to the Corporation, to the address on page 1 of this Subscription Agreement, or to such other address as the Corporation or the Investor shall have designated to the other by like notice.
Subscription Agreement
Signature Page


     IN WITNESS WHEREOF, the Investor has executed this Subscription Agreement this 4th day of November, 2003.

                                 Subscriber:

                                 /s/ N. Edward Berg
                                 N. Edward Berg

                                 Social Security Number: [redacted]

                                 Address:
                                 70 Horizon Drive
                                 Bedford, NH 03110



ACCEPTANCE OF SUBSCRIPTION

EPIC RESEARCH COMPANY, INC.,


     The foregoing subscription is hereby accepted by Epic Research Company, Inc., this 4th day of Novemberber, 2003, for 50,000 Shares.


                                   Epic Research Company, Inc.


                                   By:  /s/ N. Edward Berg
                                        N. Edward Berg, President

                                                                 Exhibit 8

          ASSET TRANSFER AND ASSUMPTION OF LIABILITIES AGREEMENT

THIS ASSET TRANSFER AND ASSUMPTION OF LIABILITIES AGREEMENT is made as of the 4th day of November, 2003, by and between MICRO INTERCONNECT TECHNOLOGY, INC., a Nevada corporation having a business address of 70 Horizon Drive, Bedford, New Hampshire ("MITR"), and EPIC RESEARCH COMPANY, INC., a New Hampshire corporation having a business address of 70 Horizon Drive, Bedford, New Hampshire, ("EPIC") and agree as follows:

WHEREAS, MITR desires to transfer and assign to EPIC all of its assets of every kind and description (except for the capital stock of EPIC) in exchange for EPIC's assumption of, and indemnification of MITR against, all of MITR's obligations and liabilities of every kind and description; and

WHEREAS, EPIC desires to assume, and indemnify MITR against, all of MITR's obligations and liabilities of every kind and description in exchange for EPIC's receipt of all of MITR's assets of every kind and description (except for the capital stock of Epic);

NOW, THEREFORE, for and in consideration of the promises and the mutual covenants contained herein, and for other good and valuable consideration, the receipt, adequacy and legal sufficiency of which are hereby acknowledged, the parties do hereby agree as follows:

1.    Transfer and Assignment of Assets.   Except for the capital stock of
EPIC held by MITR, MITR hereby sells, assigns, conveys, transfers and delivers to EPIC, on an "AS IS, WHERE IS" basis, all of MITR's right, title, and interest in and to all of MITR's property and assets, real, personal or mixed, tangible and intangible, of every kind and description, wherever located (the "Assets") including, but not limited to the following:

      a. Tangible Personal Property: all equipment, inventory, parts, supplies, fixtures, written plans and designs, research and development reports and records, logs, guides, and manuals;

      b. Intangible Personal Property: all accounts receivable, bank and investment accounts, telephone lines and numbers, email and telecopy addresses, websites and domain names, goodwill, customer/client and supplier lists, referral sources, licenses, permits, governmental authorizations, pending applications for governmental authorizations, patents, copyrights, trade names, trademarks, designs, know-how, trade secrets, and other intellectual property, and ownership interests in other entities (warrants, options, stock, membership, partnership);

      c. Contracts & Agreements: all contracts, agreements, leases, notes due MITR, outstanding offers or solicitations made by or to MITR to enter into any contract or agreement, including but not limited to those specified below:

            i. Exclusive License Agreement dated March 31, 1998 between MITR and N. Edward Berg;
            ii. Lease Agreement between MITR and Ruth Berg for facility at 70 Tirrell Hill Road, Bedford, New Hampshire, as renewed and amended; and
            iii. Agreement between MITR and ACG Advisors, LLC and ACG Securities, LLC dated September 26, 2001.

2. Assumption of Liabilities. EPIC hereby assumes, and agrees to observe and perform all of the duties, obligations, terms, provisions and covenants of, all of MITR's burdens, obligations and liabilities of every nature and kind, whether liquidated or contingent, choate or inchoate, known or unknown, including but not limited to MITR's accounts payable, vendor claims, notes payable, accrued salaries and benefits, taxes, fines and penalties, accrued expenses, employment matters, stock option plans, employment contracts, debt, subordinated debt, warranties and other customer claims, actions and proceedings, pending or threatened, and claims, whether or not presently asserted, arising out of, relating to or connection with MITR's assets and business prior to the transaction consummated hereunder (the "Assumed Liabilities"). The Assumed Liabilities shall include but not be limited to MITR's liabilities and obligations under, in connection with or related to the following:

      a.    All Notes Payable from MITR to N. Edward Berg;
      b. Lease Agreement between MITR and Ruth Berg for facility at 70 Tirrell Hill Road, Bedford, New Hampshire, as renewed and amended;
      c. Exclusive License Agreement dated March 31, 1998 between MITR and N. Edward Berg;
      d. Agreement between MITR and ACG Advisors, LLC and ACG Securities, LLC dated September 26, 2001;
      e.    MITR's 1998 Stock Option Plan;
      f. Taxes for periods prior to or through the date of this Agreement;
      g. Filings required to be made with the Securities and Exchange Commission for periods prior to or through the date of this Agreement;
      h. Any claims by shareholders, warrant holders, or option holders on account of actions by or on behalf of MITR taken through the time and date of this Agreement, the transaction contemplated hereunder or the subsequent distribution of the EPIC capital stock held by MITR to its shareholders, including but not limited to claims made by Gary J. McAdam and Growth Ventures, Inc. Profit Sharing Plan and Trust; and
      i. All business activities engaged in by MITR prior to the date of this Agreement.

3. Payment of Certain Accrued Expenses. EPIC agrees to pay all amounts owed by MITR as of the date of this Agreement to legal counsel, accountants, brokers, transfer agents, and vendors and suppliers with the proceeds ($165,000.00) EPIC receives from N. Edward Berg pursuant to a Subscription Agreement of even date.

4. Indemnification. EPIC hereby agrees to indemnify and hold harmless MITR and its directors, officers, managers, members, agents and employees, (each, an "Indemnified Person") from and against any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) ("Damages") to which such Indemnified Person may become subject in connection with any of the Assumed Liabilities, and will reimburse any Indemnified Person for all expenses (including reasonable counsel and expert fees) as they are incurred by any such Indemnified Person in connection with any Assumed Liability, including through investigating, preparing or defending any action or proceeding, whether pending or threatened, and whether or not such Indemnified Person is a party hereto.

      a. Notice. The Indemnified Party shall give prompt written notice ("Indemnification Notice") to EPIC after discovery by the Indemnified Party of any matters giving rise to a claim for indemnification or reimbursement under this Agreement; provided, however, that the failure to give such notice shall not relieve EPIC of liability hereunder except to the extent that it is actually prejudiced by such failure.

      b. Contested Claims. In the event that EPIC advises the Indemnified Party that it will contest a claim for indemnification hereunder, or fails, within thirty (30) days of receipt of any Indemnification Notice to notify, in writing, the Indemnified Party of its election to defend, settle or compromise, at its sole cost and expense, any action or claim (or discontinues its defense at any time after it commences such defense), then the Indemnified Party may, at its option, defend, settle or otherwise compromise or pay such action or claim. In any event, unless and until EPIC elects in writing to assume and does so assume the defense of any such claim or action, the Indemnified Party's reasonable costs and expenses arising out of the defense, settlement or compromise of any such action or claim shall be Damages subject to indemnification hereunder.

      c. Reasonable Cooperation. The Indemnified Party shall reasonably cooperate with EPIC in connection with any negotiation or defense of any such action or claim by EPIC and shall furnish to EPIC all information reasonably available to the Indemnified Party which relates to such action or claim. EPIC, if the defending party, shall keep the Indemnified Party fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. If EPIC elects to defend any such action or claim, then the Indemnified Party shall be entitled to participate in such defense with counsel of its choice at its sole cost and expense. If EPIC does not assume the defense, the Indemnified Party shall keep EPIC fully apprised at all times as to the status of the defense or any settlement negotiations. Payment of indemnification amounts hereunder shall be made to the person specified by the Indemnified Party. Anything in this Section 4 to the contrary notwithstanding, no person shall, without each of the parties' prior written consent, settle or compromise any claim or consent to entry of any judgment in respect thereof which imposes any future obligation on any other party or which does not include, as an unconditional term thereof, the giving by the claimant or the plaintiff to the other parties, a release from all liability in respect of such claim.

5. Further Actions. Each of the parties hereto covenants and agrees, at its own expense, to execute and deliver, at the request of the other party hereto, such further instruments of transfer and assignment and to take such other action as such other party may reasonably request to more effectively consummate the assignments and assumptions contemplated by this Agreement.

6. Choice of Law. This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of New Hampshire (without giving effect to principles of conflicts of laws).

7. Assignment; Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of MITR and its successors and assigns (if any) and EPIC and its successors and assigns (if any).

8. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the same shall be deemed severed in such circumstances, and the other provisions of this Agreement will remain in full force and effect.

9. Cooperation. Following the consummation of the transactions contemplated hereunder, MITR and EPIC shall each provide the other with such assistance, and shall cause their officers, directors and accountants to provide such assistance, as may reasonably be requested by the other in connection with (i) the preparation of any tax return or the conduct of any audit or examination by any taxing authority, or (ii) the preparation of any periodic report or other filing required to be made to the Securities and Exchange Commission.

      MITR shall put EPIC in possession of said Assets by delivering to it this Agreement.

      IN WITNESS WHEREOF, the parties have caused this Asset Transfer and Assignment of Liabilities Agreement to be executed by their duly authorized officers on this 4th of November, 2003.


MICRO INTERCONNECT TECHNOLOGY, INC.
By:      /s/ N. Edward Berg
N. Edward Berg, President

EPIC RESEARCH COMPANY, INC.,
By:      /s/ N. Edward Berg
N. Edward Berg, President